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07021777

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Orbis S.A.

*CURRENT ADDRESS

**FORMER NAME

PROCESSED

**NEW ADDRESS

MAR 1 6 2007

THOMSON FINANCIAL

FILE NO. 82- 5025

FISCAL YEAR 12-31-06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐

AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐

SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: dw

DAT : 3/14/07



ORBIS S.A.

GROUP

ARIS
12-31-06

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENT

as at December 31, and for 12 months ended on December 31, 2006

CONSOLIDATED BALANCE SHEET

as at December 31, 2006, September 30, 2006 and December 31, 2005

Assets	balance as at December 31, 2006 '000 PLN	balance as at September 30, 2006 '000 PLN	balance as at December 31, 2005 '000 PLN
Fixed assets	**2 048 450**	**2 000 132**	**1 940 201**
Tangible fixed assets	1 873 842	1 823 226	1 770 698
Intangible assets, of which:	109 473	109 566	110 166
- goodwill	107 252	107 252	107 252
Investment in an associated company consolidated using the equity method of accounting	7 975	7 234	5 220
Financial assets held for trading	662	662	762
Other financial assets	4 636	4 026	4 673
Investment property	41 882	42 207	43 184
Other long-term investments	552	565	565
Deferred income tax assets	9 428	12 646	4 933
Current assets	**218 632**	**268 434**	**210 734**
Inventories	9 305	9 933	9 436
Trade receivables	56 606	88 058	39 788
Income tax receivables	45	19	6 604
Other short-term receivables	45 327	81 061	40 894
Financial assets at fair value through profit or loss	136	13 124	33 047
Cash and cash equivalents	107 213	76 239	80 965
Non-current assets held for sale	4 074	2 222	518
Total assets	**2 271 156**	**2 270 788**	**2 151 453**

Explanation of differences in presented data for 12 months 2005 and for 9 months 2006 against previously published data is described in point 11 of these statments

CONSOLIDATED BALANCE SHEET, continued

as at December 31, 2006, September 30, 2006 and December 31, 2005

Shareholders Equity and Liabilities	balance as at December 31, 2006	balance as at September 30, 2006	balance as at December 31, 2005
	'000 PLN	'000 PLN	'000 PLN
Shareholders' equity	**1 738 402**	**1 702 620**	**1 658 037**
Share capital	517 754	517 754	517 754
Other capital	133 333	133 333	133 333
Foreign currency translation reserve	(733)	(526)	(1 498)
Retained profits	1 085 926	1 049 691	1 006 547
Minority holdings	2 122	2 368	1 901
Non current liabilities	**316 772**	**360 800**	**312 101**
Loans and borrowings	274 377	311 857	267 358
Provision for deferred income tax	1 238	207	0
Other non current liabilities	7 891	8 465	5 798
Provision for pension and similar benefits	33 215	40 220	38 654
Provisions for liabilities	51	51	291
Current liabilities	**215 982**	**207 368**	**181 315**
Loans and borrowings	40 283	43 672	42 984
Trade liabilities	98 347	78 218	75 549
Income tax liabilities	286	6 902	168
Other current liabilities	63 621	72 082	52 869
Provision for pension and similar benefits	6 763	5 365	5 725
Provisions for liabilities	6 682	1 129	4 020
Total liabilities	**2 271 156**	**2 270 788**	**2 151 453**

Explanation of differences in presented data for 12 months 2005 and for 9 months 2006 against previously published data is described in point 11 of these statments

CONSOLIDATED INCOME STATEMENT

for 12 months and for 3 months ended on December 31, 2006 with comparable figures for the year 2005

	3 months ended on December 31, 2006	12 months ended on December 31, 2006	3 months ended on December 31, 2005	12 months ended on December 31, 2005
	'000 PLN	'000 PLN	'000 PLN	'000 PLN
Net sales of services	245 926	1 063 855	218 929	991 898
Net sales of other products, merchandise and raw materials	1 955	7 406	4 562	11 931
Cost of services, products, merchandise and raw materials sold	(192 434)	(791 142)	(185 758)	(763 394)
Gross profit on sales	**55 447**	**280 119**	**37 733**	**240 435**
Other operating income	51 637	80 624	27 294	64 493
Distribution & marketing expenses	(20 512)	(61 315)	(16 816)	(55 759)
General overheads & administrative expenses	(47 177)	(159 730)	(44 208)	(158 345)
Other operating expenses	(18 221)	(35 500)	(7 921)	(26 669)
Net impairment reversal	27 041	27 041	67 495	67 495
Operating profit	**48 215**	**131 239**	**63 577**	**131 650**
Profit on sale of part or total holdings in subsidiaries, affiliates and associated companies	0	0	0	0
Financial income	1 653	4 363	319	2 760
Financial expenses	(7 035)	(19 454)	(4 616)	(14 245)
Share in net profits of subsidiaries, affiliates and associated companies	741	2 755	534	1 738
Profit before tax	**43 574**	**118 903**	**59 814**	**121 903**
Corporate income tax	(7 585)	(23 636)	(13 255)	(26 910)
Net profit on continuing operations	**35 989**	**95 267**	**46 559**	**94 993**
Loss on discontinued operations	0	0	0	0
Net profit for the financial year	**35 989**	**95 267**	**46 559**	**94 993**
Ascribed to:				
shareholders of the controlling company	36 235	95 046	46 767	94 846
minority shareholders	(246)	221	(208)	147
	35 989	95 267	46 559	94 993
Earnings per common share (in PLN)				
Earnings per share attributable to the equity holders of the Company for the financial year	0,79	2,07	1,02	2,06

Explanation of differences in presented data for 12 months 2005 and for 9 months 2006 against previously published data is described in point 11 of these statments

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

for 12 months and for 3 months ended on December 31, 2006 and for 12 months comparable for the year 2005

	Capital attributable to equity holders of the Company				Minority Interests	Total
	Share Capital	Other Capital	Foreign currency translation reserve	Retained Profits		
	'000 PLN	'000 PLN	'000 PLN	'000 PLN	'000 PLN	'000 PLN
Twelve months ended on December 31, 2005						
Balance as at January 1, 2005	517 754	133 411	(789)	927 367	1 787	1 579 530
- profit for the financial year	0	0	0	94 846	147	94 993
- translation differences on consolidation	0	0	(709)	0	(33)	(742)
- increase of other investments value	0	(78)	0	0	0	(78)
Total recognised income	**0**	**(78)**	**(709)**	**94 846**	**114**	**94 173**
- dividends	0	0	0	(15 666)	0	(15 666)
Balance as at December 31, 2005	**517 754**	**133 333**	**(1 498)**	**1 006 547**	**1 901**	**1 658 037**
Twelve months ended on December 31, 2006						
Balance as at January 1, 2006	517 754	133 333	(1 498)	1 006 547	1 901	1 658 037
- profit for the financial year	0	0	0	95 046	221	95 267
- translation differences on consolidation	0	0	765	0	0	765
Total recognised income	**0**	**0**	**765**	**95 046**	**221**	**96 032**
- dividends	0	0	0	(15 667)	0	(15 667)
Balance as at December 31, 2006	**517 754**	**133 333**	**(733)**	**1 085 926**	**2 122**	**1 738 402**
of which: three months ended on December 31, 2006						
Balance as at October 1, 2006	517 754	133 333	(526)	1 049 691	2 368	1 702 620
- profit for the financial year	0	0	0	36 235	(246)	35 989
- translation differences on consolidation	0	0	(207)	0	0	(207)
Total recognised income	**0**	**0**	**(207)**	**36 235**	**(246)**	**35 782**
- dividends	0	0	0	0	0	0
Balance as at December 31, 2006	**517 754**	**133 333**	**(733)**	**1 085 926**	**2 122**	**1 738 402**

CONSOLIDATED CASH FLOW STATEMENT

for 12 months and for 3 months ended on December 31, 2006 with comparable figures for the year 2005

	3 months ended on December 31, 2006	12 months ended on December 31, 2006	3 months ended on December 31, 2005	12 months ended on December 31, 2005
	'000 PLN	'000 PLN	'000 PLN	'000 PLN
OPERATING ACTIVITY				
Gross profit	**43 574**	**118 903**	**59 814**	**121 903**
Adjustments:	**52 987**	**104 784**	**(43 431)**	**14 504**
Share in net profit of companies consolidated using the equity method of accounting	(741)	(2 755)	(534)	(1 738)
Depreciation and amortization	39 529	148 633	34 931	138 138
Gain on foreign exchange differences	283	(432)	(819)	(11 144)
Interest	4 602	16 288	2 929	9 440
(Profit) loss on investing activity	(40 059)	(44 957)	(15 162)	(24 490)
Change in receivables and deferred and accrued expenses	55 446	(14 664)	57 475	2 298
Change in current liabilities, excluding loans and bank credits	397	10 958	(37 867)	10 932
Change in provisions	(54)	(1 979)	(7 769)	(31 041)
Change in inventories	628	131	2 318	3 252
Other adjustments	(7 044)	(6 439)	(78 933)	(81 143)
Cash from operating activity	**96 561**	**223 687**	**16 383**	**136 407**
Income tax (paid)/reimbursed	(31 887)	(29 092)	(4 163)	(9 420)
Net cash flow from operating activity	**64 674**	**194 595**	**12 220**	**126 987**
INVESTING ACTIVITY				
Sale of tangible fixed assets and intangible assets	46 203	59 961	30 652	46 240
Sale of investment property	0	0	0	1 700
Sale of shares in group companies	0	0	0	2 015
Sale of short-term securities	141 829	632 042	179 260	1 144 489
Interests income	169	415	79	1 157
Other investing income	4	17	180	2 956
Expenditure on tangible fixed assets and intangibles	(54 251)	(183 112)	(38 402)	(111 858)
Expenditure on purchase of group companies	(99)	(99)	(26)	(126)
Expenditure on purchase of short-term securities	(113 619)	(598 609)	(142 962)	(1 116 779)
Granting of long-term loans	0	0	(36)	(216)
Other investing expenses	(9 510)	(50 500)	(17 456)	(32 067)
Net cash flow from investing activity	**10 726**	**(139 885)**	**11 289**	**(62 489)**
FINANCING ACTIVITY				
Loans and borrowings obtained	2 389	54 372	316 386	332 320
Other financial income	2 235	9 744	2 476	10 902
Repayment of loans and borrowings	(39 379)	(49 589)	(279 970)	(290 890)
Payment of interest	(7 075)	(16 106)	(5 783)	(10 263)
Dividends and other payments to shareholders	0	(15 667)	0	(15 666)
Financial lease payments	(453)	(1 652)	(342)	(1 074)
Settlement of financial instruments	0	0	(37 438)	(37 438)
Other financial expenditure	(2 143)	(9 564)	(3 747)	(11 686)
Net cash flow from financing activity	**(44 426)**	**(28 462)**	**(8 418)**	**(23 795)**
Change in cash and cash equivalents	**30 974**	**26 248**	**15 091**	**40 703**
Cash and cash equivalents at the beginning of period	**76 239**	**80 965**	**65 874**	**40 262**
Cash and cash equivalents at the end of period	**107 213**	**107 213**	**80 965**	**80 965**

NOTES
TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS OF THE ORBIS GROUP AS AT DECEMBER 31, 2006 AND FOR 12 MONTHS ENDED DECEMBER 31, 2006

TABLE OF CONTENTS

1. BACKGROUND

The company **Orbis S.A.** with its corporate seat in Warsaw, at Bracka 16 street is registered in the District Court for the Capital City of Warsaw, XII Business Department of the National Court Register (KRS) with the number 0000022622.

Orbis S.A. is Poland's largest hotel company that employs approx. 3,900 persons and operates a network of 47 hotels (9,117 rooms) in 28 major cities, towns and resorts in Poland. Moreover, Orbis S.A. manages two other hotels. Company hotels function under the following brands: Sofitel, Novotel, Mercure, Holiday Inn, Orbis Hotels and Etap (managed by Hekon Hotele Ekonomiczne S.A.).

Orbis S.A. leads the Orbis Group formed of companies from the hotel, tourist, transport and games of chance sectors. Along with its subsidiaries: Hekon-Hotele Ekonomiczne, Orbis Travel, Orbis Transport and its associate Orbis Casino, Orbis S.A. forms the largest tourist and hotel group in Poland and Central Europe.

The largest companies of the Orbis Group:

Hekon – Hotele Ekonomiczne S.A. operates Poland's largest network of 8 Ibis economy hotels, 2 Novotels and two Etaps in Częstochowa and Szczecin, offering in aggregate 1,713 rooms in 8 towns in Poland. Moreover, the company manages the Ibis Stare Miasto Hotel in Warsaw. Hekon - Hotele Ekonomiczne S.A. operates Novotel Vilnius in Vilnius, Lithuania, through its subsidiary UAB Hekon.

Polskie Biuro Podróży Orbis sp. z o.o. running its activities under the business name of **Orbis Travel** is the largest Polish travel agent: leader in the foreign incoming traffic segment and a major organizer of outgoing and domestic traffic. In addition, the company specializes in business trips services and acts also as an agent in the sales of transport tickets.

Orbis Transport sp. z o.o. is the largest Polish carrier in the international coach connections segment (runs regular connections to 119 towns in 11 European countries) and is a leading company on the short-term and long-term car rental market. The car rental activity is pursued on the basis of license agreements with Hertz Rent a Car and Hertz Lease.

Orbis Kontrakty sp. z o.o. is a company dealing with the organization of purchases for the hotels of the Orbis Hotel Group.

The full list of companies is published in point 3.1 of this report. Changes in the Orbis Group structure that have occurred since the publication of last financial statements are presented in point 3.2 of this report.

These condensed consolidated financial statements **have been prepared as at December 31, 2006 and for 12 months and for 3 months ended December 31, 2006.**

The presented financial statements have been prepared in accordance with the International Financial Reporting Standards (IFRS, formerly International Accounting Standards (IAS)) issued by the International Accounting Standards Board (IASB) and with the interpretations published by the International Financial Reporting Interpretations Committee (IFRIC) that were approved by the European Union.

The principal accounting policies applied in the preparation of the consolidated financial statements are set out in point 2.1 of the notes to the interim consolidated financial statements for the semi-annual period of 2006. These policies have been consistently applied to all the years presented in the financial statements. Changes as compared to formerly presented figures are to be found in note 11 to these financial statements.

The consolidated financial statements have been prepared on the assumption that the Parent Company and Group companies will continue as a going concern in the foreseeable future.

The functional and presentation currency is the Polish Zloty. All financial figures are quoted in PLN thousand, unless otherwise stated.

(all amounts are quoted in PLN thousand, unless otherwise stated)

2. IMPORTANT EVENTS AND FACTORS AFFECTING FINANCIAL PERFORMANCE OF THE GROUP

2.1 Major events of the current quarter

1. **The Orbis Group improved its operating results.** The Group generated revenues of PLN 247.9 million (+11.0% yoy) and increased its gross profit on sales by 47% yoy up to PLN 55.4 million. The Group's net profit declined by 22.7% yoy to the amount of PLN 36.0 million primarily due to a major decrease in the revaluation of non-financial non-current assets item.

2. **Correction of the 2006 EBITDA forecast** up to PLN 223 million for the Orbis Hotel Group was published by the Company following the sale of Monopol Hotel in Wrocław. *(for more information, see the current report no. 30/2006 at www.orbis.pl)*

3. **BZ WBK AIB Fund** two times informed the Company about the increase of its holding of Orbis S.A. shares. At the end of December 2006 the fund held 12.2% of Orbis shares. *(for more information, see the current report no. 22/2006 and 28/2006 at www.orbis.pl)*

4. **On November 16, 2006 the Extraordinary General Shareholders' Meeting of "Orbis" S.A.** granted its consent for the sale of Monopol hotel in Wrocław including a right to perpetual usufruct of land. The transaction was closed in December 2006. *(for more information, see the current report no. 26/2006 at www.orbis.pl and Point 2.2.2 "Strategy" of this report)*

5. On October 5, 2006 **the Fitch Rating Agency** updated Orbis S.A.'s rating and affirmed the Company's national long-term rating at "BBB+(pol)) (triple-B-plus (pol)" with stable outlook. *(for more information see the Current Report no. 19/2006 at www.orbis.pl)*

Jean-Philippe Savoye comments:

The last quarter of 2006 was, in my opinion, exceptionally successful for Orbis in terms of its operating results. The Orbis Group reported an 11% growth in sales, reflected in a nearly 50% rise in the gross margin comparing to the 4th quarter of 2005.

This result is attributable, first and foremost, to the operational performance of Orbis Grupa Hotelowa, especially due to the yield management technique. This allowed to generate, on a year to date basis, a higher average room rate in our hotels by 8,2% and an increase of the RevPar (revenue per available room) by 12,4% in comparison to the year 2005. The 2006 adjusted EBITDA (EBITDA without the impact of asset impairment) of Orbis Grupa Hotelowa ended higher by 24,1% in comparison to 2005.

The 4th quarter was an important period of implementation of our strategy in numerous areas: we completed works in two subsequent hotels of the Etap brand: in Warsaw and Szczecin. The Etap hotel in Szczecin welcomed its first guest already in December, while the Etap Centrum in Warsaw was opened in mid-January. Moreover, we are restructuring our hotel portfolio: in December we sold the Monopol hotel in Wrocław and, preparing a new project, at the end of November we closed down the Silesia hotel in Katowice.

2.2 Factors significant for the development of the group

2.2.1 External factors

MACROECONOMIC SITUATION

The level and growth rate of the GDP is the main factor determining demand in the tourist&hotel services sector. According to figures published by the Central Statistical Office (GUS), the GDP growth stood at 6.5% yoy in the 4th quarter of 2006. Such strong growth in the GDP in the 4th quarter of 2006 resulted from an increase in investment expenditures by 19.4% and a growth of individual consumption by 5.2%. The above-mentioned, good results of Polish economy were reflected in operating results of the Orbis Hotel Group in the 4th quarter of 2006.

(all amounts are quoted in PLN thousand, unless otherwise stated)

The number of roomnights sold to Poles grew by 4.1%, and the number of roomnights sold to corporate clients grew by 15.9%. It was the highest GDP growth in the last 9 years amounting to 5.8% yoy. The GDP growth in 2006 was stimulated by investment expenditures (demand) and the construction sector (supply).
The level of sales of services in hotel business, incoming traffic as well as in the rent a car segment is to a large extent influenced by the EUR/PLN exchange rate. According to information published by NBP in the 4th quarter of 2006, the average EUR/PLN exchange rate stood at 3.8485 and was by 1.77% lower as compared to the 4th quarter of 2005. A decline in the average EUR/PLN exchange rate by 2.72% was identified in the 4th quarter of 2006 as compared to the 3rd quarter of 2006. The average annual EUR/PLN exchange rate amounted to 3.8951 in 2006 and was lower by 3.24% as compared to the preceding year. Declining EUR/PLN exchange rate has a negative impact on results on sales in the hotel sector but exerts a positive influence on sales in the outgoing tourism segment handled by Orbis Travel.
The official unemployment rate at the end of 2006 stood at 14.9% and was lower by 2.7 % points as compared to the unemployment rate at the end of 2005 (17.6%). Good financial standing of companies, growing employment, decline in unemployment, lower inflation, higher projected income of the State Treasury and growing GDP mean that the 4th quarter of 2006 was one of the best quarters of 2006.

TOURIST TRAFFIC

Incoming traffic – according to the Institute of Tourism in Warsaw, in 2006 65.1 million foreigners came to Poland, i.e. by 1.0% more than in the corresponding period of 2005. The number of tourists' arrivals grew by 3% and amounted to 15.7 million. Incoming air-traffic grew significantly by 21.3%. However, the traffic on the maritime border decreased by 8.9%. Germans incessantly represent the largest group of foreigners visiting Poland, however, the percentage growth was negative in 2006 (decline in the number of arrivals by 0.8%). On the other hand, the number of arrivals from other EU states (excluding Germany) grew by 17.6%. In 2006, just like in 2005, the main reasons for staying in Poland included: business trips (28%), followed by tourism (21%) and trips to visit relatives and friends (18%). Urban tourism was the most popular form of visits (59%) followed by coach tours (13%).

Outgoing and domestic traffic – according to the Institute of Tourism in Warsaw, in 2006 44.7 million Poles traveled abroad, i.e., by 9.4% more than in 2005. Outgoing air traffic grew markedly by 51.1%.

COMPETITION

Hotel market – in the 4th quarter of 2006, the market share of hotels of the Orbis Hotel Group (measured as a share in the number of available rooms) grew slightly. The share of the Orbis Group hotels on the Szczecin market went up by 0.1% (currently 43.1%) due to opening of the Etap hotel with 120 rooms on December 19, 2006. The share of the Orbis Group hotels on the Tri-City market went up by 0.4% (currently 41.8%) because 50 rooms in Grand Sofitel in Sopot were rendered operational in the 4th quarter of 2006. The share on the Warsaw and Katowice markets, 42.5% and 43.1%, respectively, remained stable (despite the closure of Silesia hotel on December 15, 2006). The share in the Katowice market did not change since three hotel establishments, that significantly altered the target segment of their guests and lowered the standard of services, were excluded from the list of competitive players. Consequently, the effect of closure of the Silesia hotel on December 15, 2006 was compensated. The decline in the share on the Poznań market by 0.7% was brought about by the opening in November 2006 of the 4-star Sheraton hotel with 130 rooms. The 0.4% decline on the Cracow market resulted from the increased operating capacity of a competitive Qubus hotel in the 4th quarter of 2006. The hotel was opened in the 3rd quarter of 2006 and operated only for 65 days, while in the 4th quarter it operated for the full number of 92 days. The market share in Wrocław declined by 0,4% due to the closure of Monopol hotel on November 30, 2006.
* including hotels managed by the Orbis Hotel Group

Travel agents' market – stable economic situation in Poland and absence of incidents in the world exert an advantageous impact on the development of the tourist sector in Poland and worldwide. Currency exchange rates, which in 2006 were advantageous particularly for outgoing traffic but had a negative impact on incoming traffic, constituted another element shaping the market. The company PBP Orbis is ranked as the 4th tour operator on this fragmented market and shows an upwards trend in this respect.

Transport market – as regards the international coach transport, strong impact is exerted by competitive cheap airlines affecting the volume of passenger transport and further development prospects, and therefore on results of

(all amounts are quoted in PLN thousand, unless otherwise stated)

the sector. On the other hand, however, we observed demand for services provided by the companies of the Orbis Transport Group on international lines resulting from the growing economic migration to the EU countries. Orbis Transport is one of the leading CFM companies (top 10 Car Fleet Management companies), and the market share of Hertz Lease in the CFM sector amounts to 4%. The CFM sector is characterized by very dynamic growth with annual growth rates of 30%. Orbis Transport, however, indicates growth rate above the average market growth. This trend should prevail, provided the legal and tax environment in Poland does not deteriorate.
Market position of Hertz Rent a Car is stable. The company holds a 40% share of the market, i.e., the same level as indicated during the first three quarters of 2006. The apparent development of cheap airlines ought to stimulate further increase in the leisure rent segment. The development of the business segment, however, depends on development of foreign investments in Poland.
Passenger transport on local markets is characterized by strong competition both on the part of small carriers and large carriers with foreign capital involvement, that increase their share in the local transport market by buying-out PKSes. In order to limit the related risk, companies of the Orbis Transport Group also expand the range of their services.

2.2.2 Internal factors

INVESTMENT PROGRAM

The Orbis Group invested PLN 265 million in 2006. Major investments made by the Group in this period included investments on modernization and construction of hotels of Orbis S.A. The increase in investment spending was related, but not limited to, modernization projects implemented in a few hotels owned by the Company, e.g., Grand Sofitel in Sopot, Grand hotel in Warsaw, Novotel Centrum in Katowice, Etap hotel in Częstochowa opened in August 2006 and Etap Reda in Szczecin opened in late December 2006 (for more detailed information, see "Implementation of the Strategy"). In early January 2007, a new Etap Warszawa Centrum was rendered operational, replacing the old Solec hotel. Increased expenditures on property, plant and equipment, including assets under construction in Hekon Hotele Ekonomiczne S.A., result from new investments in comprehensive equipment of Etap hotels and commitment of funds to new investment projects. During that period the Group developed its fleet by purchasing cars for long-term rental and lease, as well as new coaches (Orbis Transport). The Group also bought means of transport, i.e., tourist coaches earmarked for the purposes of implementation of the coach tour operator's program (Orbis Travel).

Company name	12 months ended Dec. 31, 2006	12 months ended Dec. 31, 2005	% change 2006 versus 2005
Orbis S.A.*	173 456	91 892	88,76%
Hekon Hotele Ekonomiczne S.A.*	8 493	3 340	154,28%
PBP Orbis Group	5 915	4 019	47,18%
Orbis Transport Group	77 765	60 272	29,02%
Orbis Kontrakty Sp. z o.o.	0	0	0,00%
UAB Hekon	0	0	0,00%
Orbis Group	**265 629**	**159 523**	**66,51%**

* including prepaid in 2006 amount 16,272 thousand

EMPLOYMENT

As at the end of December 2006, employment in the Orbis Group amounted to 5,866 full-time jobs and was by 4.73% lower as compared to the past year's figure. This result is attributable predominantly to Orbis S.A. that reported a 6.76% drop in employment as a result of the ongoing reorganization of the Company, and to Orbis Transport which curbed its employment level by 3.73% by aligning its organization to new market conditions and decreasing costs related to international coach transport. The decrease in employment in Orbis Travel was primarily attributable to the reduction of full-time jobs handling incoming tourist traffic. The company Hekon Hotele Ekonomiczne S.A. increased employment due to the opening of new hotels. In the coming quarters, this restructuring process will be continued in Orbis S.A. and, consequently, employment in this company will gradually decline.

(all amounts are quoted in PLN thousand, unless otherwise stated)

Company name	12 months ended Dec. 31, 2006	12 months ended Dec. 31, 2005	% change 2006 versus 2005
Orbis S.A.	3 893	4 175	-6,76%
Hekon Hotele Ekonomiczne S.A.	449	430	4,42%
PBP Orbis Group	536	545	-1,65%
Orbis Transport Group	929	965	-3,73%
Orbis Kontrakty Sp. z o.o.	4	0	100,00%
UAB Hekon	55	42	30,95%
Orbis Group	**5 866**	**6 157**	**-4,73%**

STRATEGY

In March 2005, the Management Board of the Company Orbis S.A. presented the new strategy of the Orbis Hotel Group for the years 2005-2009. In May 2006, the Supervisory Board of Orbis S.A. approved the up-date of the strategy of development of the Hotel Group in the years 2006-2010. These documents have been published in the Company's current reports no. 10/2005 and 9/2006 and are available at **www.orbis.pl**.

As part of the strategy:

1) Modernization program continues in the following hotels:

a) In early 2006, a comprehensive modernization program was initiated in **Sofitel Grand Sopot** covering modernization of: living areas, common areas, casino, conference rooms, recreation center including a pool, and service areas. Once the program is completed, the hotel will be eligible to apply for the 5-star hotel status and join the Sofitel brand. Modernization of the hotel's surroundings and green areas around the hotel in November 2006 concluded the last stage of the process.

b) Modernization of **Grand hotel in Warsaw** includes expansion of rooms and new arrangement of common areas. According to the plan, the works ought to be completed in the 4th quarter of 2007. Completion of the program will allow the hotel to join the 4-star Mercure brand.

c) Modernization works are underway in a number of hotels. These works involve adoption of Novotel Novation standards, modernization of common areas, replacement of installations, etc. Works related to preparation of draft designs for additional hotels are continued.

2) New hotels:

a) Etap Reda in Szczecin hotel was opened in December 2006. Guests can enjoy 120 new rooms.

b) Construction works were completed in Etap Centrum hotel in Warsaw. The hotel started to receive guests in early January 2007.

c) Works continue on 18 new hotel construction projects including Etap, Ibis and Novotel hotels in 11 cities in Poland.

3) Restructuring of the hotel portfolio:

a) In November 2006, the Extraordinary General Shareholders' Meeting granted consent for the sale of the Monopol hotel in Wrocław. The transaction was finalized in December this year. The hotel building and the right to perpetual usufruct of land on which the building is erected were sold. The income on sale, net of the costs of liquidation of the hotel, amounted to PLN 34.6 million.

SALES OF SERVICES VIA THE INTERNET

The role of the Internet as a tourist information tool is growing. According to a survey published by the Polish Organization of Tourism, 88% of users prefer to use web browsers and tend to rely more on their queries than on friends and family members, 78% rely on information from members of their families and friends, 63% trust travel agents. Approximately 50% of tourists visiting UK query the Internet for information before they travel. By 2011 some 38% of revenues of the tourism sector in USA will be generated on-line (USD 138 billion).

(all amounts are quoted in PLN thousand, unless otherwise stated)

OrbisOnLine is a room reservation system supporting reservation of rooms offered by the Orbis Group in the real time. It is available to individuals, corporations and travel agents. Sale of roomnights via the OnLine system grew in the 4th quarter of 2006 by 151.4% yoy. The number of individual guests, corporate customers, travel agents and Web Agents who used OnLine reservation services grew in the 4th quarter of 2006 by 195% yoy, 17% yoy and 1,380% yoy, respectively.

2.2.3 Prospects for the forthcoming quarters

MACROECONOMIC ENVIRONMENT

In 2006, the GDP grew in Poland in real terms by 5.8% yoy primarily due to increasing investment expenditures that went up by 16.7% yoy, as a result of the use of EU funds and a fast growth in consumer household spending (5.2% yoy). The above-mentioned factors combined with improving labor market (increase of the employment level) and increasing wages will maintain the growth level of the GDP at least for the first six months of 2007. It is expected that the GDP growth will amount to 4.8%-5.0% yoy.
Low inflation rate has been recorded for the last two years. The inflation rate in Poland in 2006 remained low (the annual growth rate in July 2006 amounted to 1.1%). In late 2006, the inflation rate could grow due, but not limited to, increasing local demand and higher prices of food. As at the end of 2006, the annual inflation rate amounted to 1.4%, and the annual average inflation rate amounted to 1.0%. The average growth in the consumer price index in 2007 is expected to amount to 2.1%.
In accordance with the principle of a budget anchor, the budget deficit planned for 2007 ought to amount PLN 30 billion. Limited budget deficit and fast economic growth will result in a decrease in the budget deficit/GDP ratio.
The unemployment rate in Poland is the highest in the EU, but a significant improvement on the labor market has been observed since 2005. The unemployment rate, which 3 years ago stood at 20%, was reduced to 14.9% by the end of 2006. It is expected that it will further decrease to 12% in 2009.
Good prospects for the Polish economy shall support sales of hotel and tourist services by the Orbis Group.
In accordance with economic forecasts for the largest countries of the European Union, published by the European Commission, prospects for the development of the EU economy – and for the Polish economy alike – are optimistic. The European Commission is of the opinion that the economic growth in the EU is attributable to the rapidly growing investments and consumption. The GDP in the European Union is estimated to be the highest since 2000 and to stand at 2.7%. Also, inflation is at a favorable, low level thanks to enhanced labor efficiency and the strong impact of price competition around the world. The European Union also reported a decline in unemployment down to 8%. The development of economies of EU Member States will be advantageous for sales of hotel services in the business segment. Sales of hotel services in the tourist segment and sales of the offer of tourist trips to Poland will also depend on Poland's perception in the EU, as well as on development of air and road connections with this country.

TOURIST TRAFFIC

Incoming traffic – in accordance with data published by the Polish Organization of Tourism, 16.8 million foreign tourists may visit Poland in 2007. Foreigners may spend in Poland a total of USD 6.9 billion (including USD 3.7 billion to be spent by tourists). Over the next few years, the incoming traffic is expected to grow by approximately 4% annually. According to the Institute of Tourism, the total number of tourists visiting Poland will grow from 15.7 million in 2006 to 18.7 million in 2010. A slowdown in the growth rate of traffic incoming from Germany is expected. The number of tourists from Russia, Lithuania, Belarus and Ukraine will grow slightly. It is expected that a high grow rate of incoming tourism from EU member states will continue (excluding Germany). The number of tourists from these countries will grow from 2.0 million in 2005 to 3.4 million in 2010. It is expected that the two basic segments of incoming traffic, i.e., tourist and corporate traffic, will grow by an annual average of 6%. These segments will grow faster than the total number of tourists (including visiting family members and friends, shopping and transit). The above-mentioned fact will be reflected in the growth in the number of tourists using accommodation services (increase from 4.4 million in 2006 to 5.5 million in 2010 with an average growth rate for the years 2005-2010 of 5%).

Outgoing traffic – – thanks to the prevailing, favorable exchange rate of the Zloty against the Euro and the American dollar resulting in relatively low costs of foreign travel, the number of departures will systematically increase in the coming years, going from 6.8 million trips in 2006 up to approximately 8.3 million trips in 2010.

(all amounts are quoted in PLN thousand, unless otherwise stated)

Domestic traffic – a decline in the number of domestic trips made by Poles has been observed since 1999. The results for the year 2006, however, indicate that the decline in the number of domestic trips, particularly long-term trips, was halted. One-day trips (without overnight accommodation) are becoming more and more competitive towards short-term trips which will decline from 20.8 million in 2006 to 19.2 million in 2010. Long-term trips may be expected to go up (from 16.2 million in 2006 to 19.7 million in 2010).

COMPETITION

Hotel market – in autumn 2007, the first hotel belonging to a new hotel network, De Silva Hotels, is scheduled to be constructed. Future plans of De Silva Hotels provide for the opening of a network of 2-star and 3-star hotels. In addition, a few new 3-star, 4-star and 5-star hotels, including hotels in Toruń, Sopot, Sosnowiec, Poznań, Łódź, Wrocław and Józefów near Warsaw, will commence to operate in 2007. Hotel establishments on the Cracow market are expected to continue developing due to the growth of cheap airlines offering air connections with other countries and also due to the fact that Cracow has been listed as one of the seven most attractive destinations for 2007 in the ranking of „The Orbitz Insider Picks Seven Hotspots for 2007". The offer of new cheap airlines will systematically expand, exerting a positive impact on development of hotel business in Poland.

Travel agent's market – stable economic climate in Poland and on the international market is advantageous for tourist services. In the 4th quarter of 2006, the product offer related to charter and coach tour operator's services was considerably expanded, which pushed up sales of outgoing services offered by Orbis Travel. There are good prospects for outgoing and incoming tourism segment, where Orbis Travel plans to win its share back. Due to the prevailing downwards trend in additional commissions for sold air tickets paid by airlines to agents, plans concerning sales of air tickets are limited despite the prevailing fast growth of this segment.

Transport market – considering favorable factors with a direct impact on financial standing of businesses, i.e., fast economic growth, low inflation rate and strong currency, it is expected that 2007 will be another good year for the Orbis Transport Group and in particular for the Car Fleet Management business. The company will benefit from the growth trend and will try to maintain its current market share. Limitations on debt-incurring capacity may be the only factor hampering growth, which follows from specific features and high capital output ratio in the lease business. The peak of the transport season has passed. Therefore, a slight stagnation in international transport services should be expected during the 1st quarter of 2007. The international transport market is systematically taken over by cheap airlines. Therefore, Orbis Transport will attempt to optimize related costs. The prevailing strong Polish Zloty will stimulate sales growth in the Rent a Car business.

2.2.4 The Management Board's position concerning the opportunities for the execution of previously published forecasts

In connection with the publication of the financial statements for the 4th quarter of 2006, the Management Board of the Company Orbis S.A. refers to the forecast of the 2006 EBITDA of the Orbis Hotel Group composed of Orbis S.A., Hekon Hotele Ekonomiczne S.A., UAB Hekon and Orbis Kontrakty Sp. z o.o.

The updated forecast, disclosed in the current report no. 30, provides for attaining the total 2006 EBITDA of the Hotel Group in the amount of PLN 223 million. The EBITDA generated throughout the year equaled PLN 239 million.
The review of impairment's tests at the end of 2006 of our Fixed Assets conducted to additional provisions on some Hotels and to release part or entire previous provisions. The Net balance impacted positively by 27 million our 2006 EBITDA.
The Adjusted EBITDA (without impact of impairment) reached 212 million which is 24,1% higher than 2005 Adjusted EBITDA.
Detailed figures are given in point 4.3. "Consolidated Results of the Orbis Hotel Group".

(all amounts are quoted in PLN thousand, unless otherwise stated)

3. COMPANIES FORMING THE GROUP

3.1 Companies forming the Group

Subsidiaries, name and corporate seat	% share in equity	% share in the no. of voting rights at the GM	Business operations	Associates, name and corporate seat	% share in equity	% share in the no. of voting rights at the GM	Business operations
Hekon Hotele Ekonomiczne S.A.	directly 100%	directly 100%	hotel, food&beverage	PH Majewicz Sp. z o.o.	directly 49%	directly 49%	hotel, food&beverage
Wioska Turystyczna Wilkasy Sp. z o.o.	directly 100%	directly 100%	hotel, food&beverage	Orbis Casino Sp. z o.o.	directly 33,33%	directly 33,33%	games of chance
Orbis Transport Sp. z o.o.	directly 98,3%	directly 98,3%	transport				
PBP Orbis Sp. z o.o.	directly 95,08%	directly 95,08%	tourism				
Orbis Kontrakty Sp. z o.o.	directly 80% indirectly 20%	directly 80% indirectly 20%	organization of purchases				
UAB Hekon	indirectly 100%	indirectly 100%	hotel, food&beverage				
PKS Tarnobrzeg Sp. z o.o.	indirectly 98,3%	indirectly 98,3%	transport				
PKS Gdańsk Sp. z o.o.	indirectly 98,3%	indirectly 98,3%	transport				
AutoOrbisBus Sarl	indirectly 98,3%	indirectly 98,3%	promotion and communications				
Inter Bus Sp. z o.o.	indirectly 98,3%	indirectly 98,3%	coach transport				
Orbis Polish Travel Bureau	indirectly 83,67%	indirectly 83,67%	travel agent				
Capital Parking Sp. z o.o.	indirectly 66,84%	indirectly 66,84%	parking lot rental				

3.2 Changes in the group's structure and their effect, including business combinations, acquisition and disposal of subsidiaries as well as long-term investments, restructuring and discontinuing of operations

Purchase of shares:

- On December 5, 2006, ORBIS Transport Sp. z o.o. purchased 30 shares in INTER Bus Sp. z o.o. from a natural person, thus increasing the number of shares held in the Company from 72 to 102, as a result of which its percentage share in the share capital of INTER Bus Sp. z o.o. rose from 70.58% to 100%.

Increase of capital:

- By virtue of resolution no. 3 dated October 27, 2006, the Extraordinary Shareholders' Meeting of ORBIS Transport increased the share capital by the maximum bracket amount of PLN 14,078,300, of which „Orbis" S.A. expressed its will to take up 130,000 shares for the amount of PLN 13 million. In connection with the fact that the increase of the share capital of Orbis Transport sp. z o.o. was not registered in the National Court Register, which Orbis SA disclosed in the current report no. 23/2006, pursuant to the resolution of the Extraordinary General Shareholders' Meeting of Orbis Transport sp. z o. o., on February 7, 2007 Orbis Transport sp. z o.o. proceeded to repeat the procedure for increasing the share capital. The process of acquisition of shares is underway.

(all amounts are quoted in PLN thousand, unless otherwise stated)

3.3 Companies eliminated from consolidation

Subsidiaries and associates which are not material to the balance sheet total and financial result are not consolidated. The table below presents companies that have not been consolidated.

Companies eliminated from consolidation	Share in management	% share in net revenues	% share in balance sheet total
Wioska Turystyczna Wilkasy Sp. z o.o.	100%	0,24	0,20
PH Majewicz Sp. z o.o.	49%	1,07	0,13
AutoOrbisBus Sarl	lack of data	lack of data	lack of data
TOTAL		**1,31**	**0,33**

The principles of consolidation and the basis for eliminating entities from consolidation are presented in the consolidated interim financial statements for the 1st half of 2006.

4. INCOME STATEMENT OF THE GROUP

4.1 Income statement of the group

In PLN thousand	3 months ended Dec. 31,2006	3 months ended Dec.31, 2005	% change - 2006 versus 2005	12 months ended Dec.31, 2006	12 months ended Dec.31, 2005	% change - 2006 versus 2005
Net sales of products, merchandise and raw materials	247 881	223 491	10,91%	1 071 261	1 003 829	6,72%
% share in total revenues	82,31%	89,00%		92,65%	93,72%	
Cost of goods sold	(192 434)	(185 758)	3,59%	(791 142)	(763 394)	3,63%
Selling and marketing costs	(20 512)	(16 816)	21,98%	(61 315)	(55 759)	9,96%
Administrative expenses	(47 177)	(44 208)	6,72%	(159 730)	(158 345)	0,87%
of which:						
-depreciation & amortization	(39 529)	(34 931)	13,16%	(148 633)	(138 138)	7,60%
- staff costs	(73 103)	(77 868)	-6,12%	(278 440)	(287 384)	-3,11%
- outsourced services	(82 941)	(83 524)	-0,70%	(360 213)	(339 768)	6,02%
% share in total costs	91,15%	95,17%		94,85%	95,98%	
Other operating income	51 637	27 294	89,19%	80 624	64 493	25,01%
Other operating expenses	(18 221)	(7 921)	130,03%	(35 500)	(26 669)	33,11%
Adjusted operating profit (loss) - EBIT*	**21 174**	**(3 918)**	640,43%	**104 198**	**64 155**	62,42%
Revaluation of non-financial non-current assets	27 041	67 495		27 041	67 495	
Operating profit (loss) - EBIT	**48 215**	**63 577**	-24,16%	**131 239**	**131 650**	-0,31%
Profit (loss) on sale of subsidiaries, affiliates and associates	0	0		0	0	
Other finance income	1 653	319	418,18%	4 363	2 760	58,08%
Finance costs	(7 035)	(4 616)	52,40%	(19 454)	(14 245)	36,57%
Share of net profits of associates	741	534	38,76%	2 755	1 738	58,52%
Profit (loss) before tax	**43 574**	**59 814**	-27,15%	**118 903**	**121 903**	-2,46%
Income tax	(7 585)	(13 255)	-42,78%	(23 636)	(26 910)	-12,17%
Loss from discontinued operations	0	0	0,00%	0	0	0,00%
Net profit (loss)	**35 989**	**46 559**	-22,70%	**95 267**	**94 993**	0,29%
Adjusted EBIT margin (EBIT/Revenues)*	8,54%	-1,75%	-587,25%	9,73%	6,39%	52,19%
EBIT margin (EBIT/Revenues)	19,45%	28,45%	-31,62%	12,25%	13,11%	-6,59%
Adjusted EBITDA*	**60 703**	**31 013**	95,73%	**252 831**	**202 293**	24,98%
EBITDA	**87 744**	**98 508**	-10,93%	**279 872**	**269 788**	3,74%
Adjusted EBITDA margin (EBITDA/Revenues)*	24,49%	13,88%	76,47%	23,60%	20,15%	17,12%
EBITDA margin (EBITDA/Revenues)	35,40%	44,08%	-19,69%	26,13%	26,88%	-2,79%

*Adjusted results are net of the amount of revaluation of non-financial non-current assets.

Sales of the Group grew by 10.9% in the current quarter as compared to the 4th quarter of 2005.

Sales of the Orbis Hotel Group (including consolidation between Companies forming the Group, i.e. Orbis S.A., Hekon Hotele Ekonomiczne, UAB Hekon, Orbis Kontrakty) went up by 17.4% in the 4th quarter of 2006. Despite the fact that in 2005 a few hotels owned by Orbis S.A. were closed for the purposes of modernization, liquidation or sale, the Orbis Hotel Group, as well as Orbis S.A., generated a growth in sales, operating the remaining hotel base, thanks to favorable economic conditions that have prevailed this year and as an effect of consistently pursued reorganization and improved efficiency. The impact of closed hotels on the performance of the Hotel Group and the Orbis Group in 12 months of 2005 is presented in point 8.1.

The PBP Orbis Group attained a 4.2% growth in sales in the 4th quarter of 2006.

The Orbis Transport Group reported a 1.1% decline in sales.

The Orbis Hotel Group exerts most considerable impact on sales level owing to the scale of its operations.

(all amounts are quoted in PLN thousand, unless otherwise stated)

The below presented (and in point 4.3) net sales generated by individual business segments are presented in their respective values before consolidation adjustments, in accordance with IAS 14.

The results of the 4th quarter of the year were most substantially impacted by the following figures and events:

- The hotels & restaurants segment reported a growth in sales by 17.4%. Orbis S.A. generated sales at the level of PLN 144,806 thousand, which translates into a 15.4% increase against the 4th quarter of 2005. The Company achieved this result thanks to both an increase in the occupancy rate in its hotels (by 6 percentage points) and a substantial rise in the Average Daily Rate (by 6.8%).
  Sales of Hekon-Hotele Ekonomiczne S.A. totaled PLN 29,422 thousand and were by 13.8% higher than in the 4th quarter of 2005. The growth is attributable to higher occupancy rate and larger number of available rooms because two Etap hotels were opened.
  The company UAB Hekon achieved sales at the level of PLN 2,553 thousand (by 15.8% higher than in the corresponding period of 2005). Similarly to preceding periods of 2005, in the current quarter the Group's sales were also impacted by the results of Orbis Kontrakty (consolidated in the 1st quarter of 2006) that amounted to PLN 4,725 thousand.

- The tourism segment reported a growth in sales by 4.2% (see point 4.3: Tourism segment), which is an effect of a larger number of events sold in the outgoing traffic segment and growing turnover from transport activities.

- The transport segment reported a slight decline in sales (by 1.1%), which is attributable predominantly to the seasonal nature of coach transport business pursued by Orbis Transport and a negligible drop (0.4%) in the Rent a Car business. Revenues from other activities pursued by the Orbis Transport Group are at a level similar to that reported in the 4th quarter of 2005.

Cost of goods sold of the Group went up by 3.6% in the 4th quarter of 2006 as compared to the corresponding period of past year. However, the cost of goods sold is growing at much lower a rate than the growth in sales.

Other operating income of the Group grew nearly twice (by 89.2%) in the 4th quarter as compared to the corresponding quarter of 2005, but for 12 months ytd this item went up only by 25.0%. This level of growth was impacted chiefly by profits from the sale of non-financial non-current assets derived by Orbis S.A. (sale of the Monopol Hotel – result on sale of PLN 34,650 thousand)and by Orbis Transport (sale of transport vehicles). In other Group companies this other operating income did not undergo any significant changes.

Selling and marketing costs of the Group went up by 22% and the growth was driven predominantly by the costs of promotion of Orbis S.A. hotels and the costs incurred by PBP Orbis that included costs of promotion and commissions paid to agents on account of tourist events sold.

In the 4th quarter of 2006, **administrative expenses** grew by 8.4% as compared to the corresponding period, but the growth amounted to only 1.3% for 12 months on the year-to-date basis. This result is a consequence of continuous cost curbing efforts made by all the companies of the Orbis Group. The expenses of Orbis S.A. regions incurred in 2006 are recognized under this expenses item.

The growth in **other operating expenses** in the 4th quarter of 2006 (by 130.0%) as compared to the corresponding period of past year is attributable, first and foremost, to employment restructuring costs in Orbis S.A. that are much higher than a year ago; including provisions for these costs, and to costs of damage that Orbis Transport suffered in the current quarter (the company did not incur such costs in 2005).

Owing to a substantial increase in sales coupled with a considerable growth in other operating income, as well a relatively slight increase in costs, in the 4th quarter of the current year the Orbis Group generated **adjusted operating profit (EBIT)** of PLN 21,174 thousand, this result being better than the last year's figure. That was mainly impacted by the result on sale of Monopol Hotel made in 4th quarter of the current year

In **Operating profit EBIT** for the 4th quarter of 2006 the Group reported a 24.2% decline. The reason behind this result is that performance of the 4th quarter of 2005 was significantly impacted by revaluation of non-financial non-current assets (made in Orbis S.A.).

(all amounts are quoted in PLN thousand, unless otherwise stated)

Over the same period, the **adjusted operating profit before depreciation and amortization (EBITDA)** of the Group went up nearly two-fold and totaled PLN 60,703 thousand. However, the **EBITDA** based on the operating profit EBIT incorporating the revaluation of non-financial non-current assets declined slightly as compared to the 4th quarter of 2005 (by 10,9%) and amounted to PLN 87,744 thousand.

Other finance income, including chiefly interest on bank deposits and profit from exchange offices, is a minor item of the Group's income statement, and the substantial growth in this item as compared to the 4th quarter of 2005 (by 418.2%) did not exert a significant impact on the result generated by the Group.

The growth in **finance costs** (by 52.4% yoy on a quarterly basis) resulted from a large investment credit facility taken by Orbis S.A. to finance implementation of its strategy and from the costs of this facility incurred in 2006. In addition, the Orbis Transport Group exerted its impact - its higher financing needs in connection with the purchase of vehicles were mirrored in an increase in interest on borrowings (i.e. the main component of this item of the income statement).

As a result of all the above-mentioned factors, as well as much lower amount of revaluation of non-financial non-current assets than in the past year, in the 4th quarter of the current year the Group generated **net profit** of PLN 35,989 thousand, this result being by 22.7% worse than in the corresponding period. However, the Group increased its net profit by 0.29% for 12 months of 2006 ytd (PLN 95,267 thousand) as compared to the corresponding period of 2005 (PLN 94,993 thousand).

The Group's revenues and results per business segment are presented in point 4.3 of this report.

(all amounts are quoted in PLN thousand, unless otherwise stated)

Company name	3 months ended Dec.31, 2006	3 months ended Dec.31, 2005	% change - 2006 versus 2005	12 months ended Dec.31, 2006	12 months ended Dec.31, 2005	% change - 2006 versus 2005
Orbis S.A.						
Net sales	144 806	125 534	15,4%	588 654	577 311	2,0%
EBIT	41 006	64 428	-36,4%	94 449	117 419	-19,6%
Adjusted EBITDA	43 509	22 348	94,7%	177 040	150 723	17,5%
EBITDA	70 550	89 777	-21,4%	204 081	218 152	-6,5%
Net profit (loss)	29 610	47 217	-37,3%	63 578	81 932	-22,4%
Hekon - Hotele Ekonomiczne S.A.						
Net sales	29 422	25 857	13,8%	117 302	102 360	14,6%
EBIT	10 357	778	1231,2%	44 337	28 864	53,6%
EBITDA	12 816	3 166	304,8%	53 922	38 665	39,5%
Net profit (loss)	8 383	750	1017,7%	35 867	23 234	54,4%
PBP Orbis Group						
Net sales	37 397	35 882	4,2%	214 362	195 200	9,8%
EBIT	(3 040)	(1 421)	113,9%	(514)	154	-433,8%
EBITDA	(2 180)	(691)	215,5%	2 472	3 097	-20,2%
Net profit (loss)	(2 683)	(1 506)	78,2%	666	1 023	-34,9%
Orbis Transport Group						
Net sales	40 117	40 580	-1,1%	166 738	162 785	2,4%
EBIT	(152)	(5 394)	-97,2%	14 477	6 554	120,9%
EBITDA	6 177	1 444	327,8%	39 544	30 539	29,5%
Net profit (loss)	(1 182)	(5 046)	-76,6%	8 696	3 683	136,1%
Orbis Kontrakty**						
Net sales	4 725		100,0%	9 119		100,0%
EBIT	4 478		100,0%	8 256		100,0%
EBITDA	4 481		100,0%	8 261		100,0%
Net profit (loss)	3 642		100,0%	6 700		100,0%
UAB Hekon*						
Net sales	2 553	2 205	15,8%	12 182	10 836	12,4%
EBIT	(357)	(696)	-48,7%	423	(1 112)	138,0%
EBITDA	(21)	(356)	-94,1%	1 785	287	522,0%
Net profit (loss)	(566)	(1 427)	-60,3%	181	(2 146)	108,4%

*Novotel Vilnius has been in operation since April 1, 2004

**Absence of figures for the year 2005 in Orbis Kontrakty results from the fact that this company was not consolidated in 2005.

EBIT – operating profit (loss)

Adjusted EBITDA - operating profit (loss) without amount of revaluation of non-financial non-current assets before depreciation and amortization,

EBITDA - operating profit (loss) before depreciation and amortization

4.2 Seasonality or cyclicality of operations

Annual sales of the Group are of seasonal nature. The prevailing part of sales is generated in the 3rd quarter of the year. The 2nd quarter of the year is the next quarter in terms of share in sales, the 4th quarter is ranked as the third and the 1st quarter as the last one. The same sequence of share contributed by individual quarters of the year to annual sales is observed in all business segments.

The fourth quarter of the year includes one month marked by high demand of business clients for the services of all segments. In two last months of the year the demand for all services provided by the Group companies is clearly reduced, which is predominantly related to the Polish climate and the Christmas period.

(all amounts are quoted in PLN thousand, unless otherwise stated)

	Hotels & restaurants		Tourism		Transport		Segments - total	
	Sales of products, merchandise and raw materials	Sales - % share in annual revenues	Sales of products, merchandise and raw materials	Sales - % share in annual revenues	Sales of products, merchandise and raw materials	Sales - % share in annual revenues	Sales of products, merchandise and raw materials	Sales - % share in annual revenues
I quarter 2005	132 906	39,4%	24 836	32,0%	33 967	47,4%	191 709	39,4%
II quarter 2005	204 254	60,6%	52 777	68,0%	37 635	52,6%	294 666	60,6%
III quarter 2005	199 751	37,2%	81 705	51,3%	50 603	41,4%	332 059	40,6%
IV quarter 2005	153 596	27,5%	35 882	21,1%	40 580	31,5%	230 058	26,9%
I quarter 2006	140 062	28,4%	25 208	17,7%	33 000	26,6%	198 270	26,1%
II quarter 2006	194 452	39,8%	53 688	46,8%	41 598	36,1%	289 738	40,3%
III quarter 2006	211 237	38,7%	98 069	55,4%	52 023	41,1%	361 329	42,5%
IV quarter 2006	181 506	30,9%	37 397	19,8%	40 117	30,0%	259 020	23,5%

4.3 Segment revenue and segment result for individual business segments

Results per business segment

in PLN thous.	3 months ended Dec. 31,2006	3 months ended Dec. 31,2005	%change - 2006 versus 2005	3 months ended Dec. 31,2006	3 months ended Dec. 31,2005	%change - 2006 versus 2005	3 months ended Dec. 31,2006	3 months ended Dec. 31,2005	%change - 2006 versus 2005
	Sales to external clients			Inter-segment sales			Total sales		
Hotels & restaurants	173 832	148 159	117,33%	7 674	5 437	141,14%	181 506	153 596	118,17%
Tourism	34 642	33 361	103,84%	2 755	2 521	109,28%	37 397	35 882	104,22%
Transport	39 407	41 971	93,89%	710	-1 391	-51,04%	40 117	40 580	98,86%
Total	247 881	223 491	110,91%	11 139	6 567	169,62%	259 020	230 058	112,59%

in PLN thous.	12 months ended Dec. 31,2006	12 months ended Dec. 31,2005	%change - 2006 versus 2005	12 months ended Dec. 31,2006	12 months ended Dec. 31,2005	%change - 2006 versus 2005	12 months ended Dec. 31,2006	12 months ended Dec. 31,2005	%change - 2006 versus 2005
	Sales to external clients			Inter-segment sales			Total sales		
Hotels & restaurants	696 910	657 665	105,97%	30 347	32 842	92,40%	727 257	690 507	105,32%
Tourism	209 947	188 789	111,21%	4 415	6 411	68,87%	214 362	195 200	109,82%
Transport	164 404	157 375	104,47%	2 334	5 410	43,14%	166 738	162 785	102,43%
Total	1 071 261	1 003 829	106,72%	37 096	44 663	83,06%	1 108 357	1 048 492	105,71%

in PLN thous.	3 months ended Dec. 31,2006	3 months ended Dec. 31,2005	%change - 2006 versus 2005	3 months ended Dec. 31,2006	3 months ended Dec. 31,2005	%change – 2006 versus 2005
	Segment result			Segment result		
Hotels & restaurants	29 701	17 861	166,29%	184 502	155 391	118,73%
Tourism	2 196	4 408	49,82%	19 249	19 876	96,85%
Transport	3 227	(182)	-1773,08%	15 763	12 819	122,97%
Total	35 124	22 087	159,03%	219 514	188 086	116,71%

DETAILED RESULTS PER SEGMENT

Segment: Hotels & restaurants

BUSINESS SEGMENTS - financial result of the segment

in PLN thousand	3 months ended Dec. 31, 2006	3 months ended Dec. 31, 2005	% change - 2006 versus 2005	12 months ended Dec. 31, 2006	12 months ended Dec. 31, 2005	% change - 2006 versus 2005
Total revenues, of which:	**181 506**	**153 596**	18,17%	**727 257**	**690 507**	5,32%
Net sales	181 506	153 596	18,17%	727 257	690 507	5,32%
Total expenses, of which:	**(151 805)**	**(135 735)**	11,84%	**(542 755)**	**(535 116)**	1,43%
Cost of goods sold	(134 897)	(122 408)	10,20%	(496 326)	(490 927)	1,10%
Selling and marketing costs	(16 908)	(13 327)	26,87%	(46 429)	(44 189)	5,07%
Segment result	**29 701**	**17 861**	66,29%	**184 502**	**155 391**	18,73%

Consolidation adjustments included, the results of the Hotels & restaurants segment for the 4th quarter of 2006 are as follows:

Consolidated results of the Orbis Hotel Group:

in PLN thousand	3 months ended Dec. 31, 2006	3 months ended Dec. 31, 2005	% change - 2006 versus 2005	12 months ended Dec. 31, 2006	12 months ended Dec. 31, 2005	% change - 2006 versus 2005
Net sales of products, merchandise and raw materials	179 441	152 895	17,36%	720 343	686 239	4,97%
Cost of goods sold	(132 922)	(122 601)	8,42%	(489 762)	(489 407)	0,07%
Gross profit (loss) on sales	**46 519**	**30 294**	**53,56%**	**230 581**	**196 832**	**17,15%**
Other operating income	43 750	19 668	122,44%	54 125	45 354	19,34%
Selling and marketing costs	(16 912)	(13 327)	26,90%	(46 343)	(44 189)	4,87%
Administrative expenses	(35 050)	(30 516)	14,86%	(123 799)	(119 960)	3,20%
Other operating expenses	(12 168)	(2 835)	329,21%	(23 096)	(19 106)	20,88%
Adjusted operating profit (loss) EBIT*	**26 139**	**3 284**	**695,95%**	**91 468**	**58 931**	**55,21%**
Revaluation of non-financial non-current assets	27 041	67 429	-59,90%	27 041	67 429	-59,90%
Operating profit (loss) EBIT	**53 180**	**70 713**	**-24,79%**	**118 509**	**126 360**	**-6,21%**
Other finance income	177	323	-45,20%	784	1 093	-28,27%
Finance costs	(4 756)	(3 688)	28,96%	(15 179)	(13 062)	16,21%
Profit (loss) on sale of all or part of interests in subsidiaries, affiliates and associates	0	0	0,00%	0	0	0,00%
Share of net profits (losses) of associates	0	0	0,00%	0	0	0,00%
Profit (loss) before tax	**48 601**	**67 348**	**-27,84%**	**104 114**	**114 391**	**-8,98%**
Income tax	(7 950)	(14 667)	-45,80%	(20 666)	(25 032)	-17,44%
Net profit (loss)	**40 651**	**52 681**	**-22,84%**	**83 448**	**89 359**	**-6,61%**
Adjusted EBITDA*	**58 481**	**31 330**	**86,66%**	**212 059**	**170 864**	**24,11%**
EBITDA	**85 522**	**98 759**	**-13,40%**	**239 100**	**238 293**	**0,34%**

*Adjusted results are net of the amount of revaluation of non-financial non-current assets

(all amounts are quoted in PLN thousand, unless otherwise stated)

Operating results of the Orbis Hotel Group* in the 4th quarter of 2006

	3 months ended Dec. 31, 2006	3 months ended Dec. 31, 2005	% change - 2006 versus 2005	12 months ended Dec. 31, 2006	12 months ended Dec. 31, 2005	% change - 2006 versus 2005
Occupancy rate	50,50%	44,50%	6,0p	52,50%	50,50%	2,0p
Average Daily Rate (ADR) in PLN	206,1	193,0	6,79%	206,9	191,5	8,04%
Revenue per Available Room (RevPAR) in PLN	104,2	86,0	21,16%	108,6	96,7	12,31%
Number of roomnights sold	508 410	444 815	14,30%	2 077 227	2 081 516	-0,21%
Number of rooms	10 830	10 744	0,80%	10 830	10 744	0,80%
% structure of roomnights sold			change in % points			change in % points
Poles	42,65%	46,80%	-4,15pp	39,59%	37,00%	2,59pp
Foreigners	57,35%	53,20%	4,15pp	60,41%	63,00%	-2,59pp
Business clients	69,85%	68,90%	0,95pp	61,73%	57,80%	3,93pp
Tourists	30,15%	31,10%	-0,95pp	38,27%	42,20%	-3,93pp

* The table presents cumulative results of hotels belonging to the companies Orbis S.A. and Hekon-Hotele Ekonomiczne S.A.

In the 4th quarter of 2006, the occupancy rate in hotels of the Orbis Hotel Group grew by 6.0 percentage points as compared to the corresponding period of past year. The number of roomnights sold totaled 508,410, which translates into a growth by 14.3% yoy, at the same time the Average Daily Rate (ADR) rose by 6.79% yoy, which was reflected in a considerable increase in the Revenue per Available Room (RevPAR) by 21.16% yoy. Such substantial growth in the RevPar is an outcome of good situation on the hotel services market as well as a consequence of pursuance of active yield management policy and prices. Economic growth in Poland translated into sales of a greater number of roomnights to Poles (growth by 4.1% yoy) and higher sales in the business segment (by 15.9% yoy). In the 4th quarter of 2004, the number of roomnights sold to foreigners grew markedly, by 23.3% yoy. The growth was reported both in the business segment – by 15.9% yoy, which advantageously impacted the Average Daily Rate and the Revenue per Available Room, as well as in the tourist segment – by 10.7% yoy.

In 2006, all ratios went up as compared to the corresponding period of past year, despite a 4.3% yoy decline in the number of foreigners' arrivals to Poland and a 9.6% yoy fall in tourists' arrivals in 2006, as well as despite strengthening competition, i.e. new hotels and developing private lodging facilities.

(all amounts are quoted in PLN thousand, unless otherwise stated)

Operating results of Orbis S.A. in the 4th quarter of 2006

	3 months ended Dec. 31, 2006	3 months ended Dec. 31, 2005	% change - 2006 versus 2005	12 months ended Dec. 31, 2006	12 months ended Dec. 31, 2005	% change - 2006 versus 2005
Occupancy rate	47,70%	41,40%	6,3pp	49,60%	48,40%	1,2pp
Average Daily Rate (ADR) in PLN	205,8	190,3	8,1%	206,2	188,2	9,6%
Average Daily Rate (ADR) in the business segment in PLN	226,3	209,3	8,1%	233,5	219,9	6,2%
Average Daily Rate (ADR) in the tourist segment in PLN	154,5	144,2	7,1%	160,1	145,5	10,0%
Revenue per Available Room (RevPAR) in PLN	98,2	78,8	24,6%	102,4	91,2	12,3%
Number of roomnights sold	409 490	356 133	15,0%	1 684 873	1 729 126	-2,6%
Number of rooms*	9 117	9 231	0,9%	9 117	9 231	0,9%
% structure of roomnights sold			change in % points			change in % points
Poles	41,50%	46,40%	-4,9pp	38,80%	36,10%	2,7pp
Foreigners	58,50%	53,60%	4,9 pp	61,20%	63,90%	-2,7pp
Business clients	73,10%	71,40%	1,7pp	63,60%	57,80%	5,8pp
Tourists	26,90%	28,60%	-1,7pp	36,40%	42,20%	-5,8pp

*without Etap Hotels

In the 4th quarter of 2006, Orbis S.A. hotels reported an increase in the occupancy rate by as much as 6.3 % points as compared to the corresponding period of past year. At the same time, the Average Daily Rate (ADR) grew by 8.1% yoy both in the business segment (8.1%) and the tourist segment (7.1%). These results were mirrored in a considerable rise in the Revenue per Available Room (RevPAR) – by 24.6% yoy. A marked increase occurred in the number of roomnights sold in the business segment (by 17.8%) and in the tourist segment (by 7.9%). In the 4th quarter of 2006, the number of rooms sold to Poles went up by 2.8% yoy, and at the same time a decided increase was reported in the number of roomnights sold to foreigners – by 25.5% yoy (chiefly to tourists from the USA, Canada, Italy, Japan, Israel and Scandinavia). A substantial growth in the ADR and RevPar is a result of big demand for services and pursuance of the yield management policy.

In 2006 ytd, a 7.2% yoy growth in the number of roomnights sold in the business segment, and a considerable 15.9% yoy fall in the tourist segment, were reported, which affected the overall number of rooms sold (decline by 2.6% yoy). The number of rooms sold to Poles grew by 4.6% yoy, but the number of rooms sold to foreigners decreased by 6.6% yoy (the least numerous were tourists from the Netherlands, Belgium, Germany and Hungary).

Operating results of Hekon-Hotele Ekonomiczne S.A. in the 4th quarter of 2006

	3 months ended Dec. 31, 2006	3 months ended Dec. 31, 2005	% change - 2006 versus 2005	12 months ended Dec. 31, 2006	12 months ended Dec. 31, 2005	% change - 2006 versus 2005
Occupancy rate	66,80%	63,70%	3,1pp	69,40%	63,80%	5,6pp
Average Daily Rate (ADR) in PLN	207,2	204,1	1,5%	210,0	207,7	1,1%
Revenue per Available Room (RevPAR) in PLN	138,4	130,1	6,4%	145,8	132,5	10,0%
Number of roomnights sold	98 920	88 682	11,5%	392 354	352 390	11,3%
Number of rooms*	1 713	1 513	13,2%	1 713	1 513	13,2%
% structure of roomnights sold			change in % points			change in % points
Poles	47,39%	48,54%	-1,15pp	42,98%	41,38%	1,60pp
Foreigners	52,61%	51,46%	1,15pp	57,02%	58,62%	-1,60pp
Business clients	56,40%	58,70%	-2,3pp	53,70%	57,60%	-3,90pp
Tourists	43,60%	41,30%	2,3pp	46,30%	42,40%	3,90pp

*with Etap Hotels

In 2006, two Etap hotels – in Częstochowa (80 available rooms) and in Szczecin (120 available rooms) joined the group comprising Ibises, Novotel Centrum Kraków and Novotel Szczecin. The above figures include the results reported by these 1-star hotels.

(all amounts are quoted in PLN thousand, unless otherwise stated)

In the 4th quarter of 2006, hotels of the company Hekon Hotele Ekonomiczne S.A. reported a rise in the occupancy rate by 3.1 % points yoy, a growth in the Average Daily Rate by 1.5% yoy and, consequently an increase in the RevPAR by 6.4% yoy. At the same time, sales of roomnights to corporate clients went up by 11.1% yoy, while sales in the tourist segment grew by 22.2% yoy. The hotels reported a 12.8% yoy growth in the number of roomnights sold to Poles, and a 18.2% yoy rise in the number of roomnights sold to foreigners (chiefly tourists from Great Britain and Germany). An increase in the number of roomnights sold in hotels of Hekon Hotele Ekonomiczne was brought about by increased sales to tourists in connection with development of air traffic.

In 2006 ytd, the hotels reported a growth in the occupancy rate by 5.6 % points yoy, and a growth in the Average Daily Rate by 1.1% yoy (RevPar grew by 10.0% yoy) as compared to the corresponding period of 2005. The number of roomnights sold to corporate clients went up by 7.3% yoy, which was accompanied by a substantial increase in sales in the tourist segment by 25.6% yoy. The number of rooms sold to Poles went up by 19.5% yoy, and to foreigners – by 11.9% yoy (chiefly to tourists from Germany and Great Britain, just like in the 4th quarter of 2006).

Operating results of UAB Hekon in the 4th quarter of 2006.

The Company UAB Hekon manages Novotel Vilnius in Vilnius, Lithuania, the first hotel of the Orbis Hotel Group located outside Poland. Novotel Vilnius was opened on April 1, 2004. In the 4th quarter of 2006 the hotel reported an increase in the occupancy rate by 2.1 % points as compared to the corresponding period of the preceding year, while the number of rooms sold went up by 4.8% yoy. The 4th quarter of 2006 ended with a growth in the Average Daily Rate (ADR), both in the business and tourist segments, by 3.8% yoy and 16.5% yoy, accordingly, which translated into a 17% rise in the Revenue per Available Room. The structure of rooms sold in Vilnius hotel is slightly changing year after year; the majority of guests are foreigners (94.3% yoy), while Lithuanians staying at that facility account merely for 5.7% yoy of hotel guests. This tendency applies also to business guests who come to the hotel more often (78.4% yoy) than the guests from the so-called tourist segment (21.6% yoy).
In the entire year 2006, the hotel reported a growth in: the occupancy rate (by 1.15% yoy), number of rooms sold (by 2.15% yoy), ADR (by 15.02% yoy) and the RevPar (by 17.5% yoy).

Operating results in the segment per hotel brand

BRAND	3 months ended Dec. 31, 2006	3 months ended Dec. 31, 2005	% change - 2006 versus 2005	12 months ended Dec. 31, 2006	12 months ended Dec. 31, 2005	% change - 2006 versus 2005
Upper-scale hotels ***(Sofitel)***						
Occupancy rate	50,40%	47,40%	3,0pp	54,10%	51,40%	2,7pp
Average Daily Rate (ADR) in PLN	324,8	315,3	3,0%	335,5	316,1	6,1%
Revenue per Available Room (RevPAR) in PLN	163,8	149,4	9,6%	181,6	162,5	11,8%
Number of roomnights sold	21 717	14 866	46,1%	81 115	63 979	26,8%
Number of rooms	468	341	37,2%	468	341	37,2%
Mid-scale hotels ***(Novotel, Mercure, Orbis Hotels)***						
Occupancy rate	48,30%	42,20%	6,1 pp	50,40%	49,00%	0,6 pp
Average Daily Rate (ADR) in PLN	204,9	190,4	7,6%	206,0	188,3	9,4%
Revenue per Available Room (RevPAR) in PLN	99,0	80,3	23,3%	103,8	92,3	12,5%
Number of roomnights sold	414 502	365 871	13,3%	1 720 646	1 756 977	-2,1%
Number of rooms	9 163	9 363	-2,1%	9 163	9 363	-2,1%
Economy class hotels ***(Ibis, Etap)***						
Occupancy rate	70,30%	66,40%	8,0pp	69,70%	61,70%	8,0pp
Average Daily Rate (ADR) in PLN	188,9	187,0	1,0%	188,5	189,0	-0,3%
Revenue per Available Room (RevPAR) in PLN	132,7	124,1	6,9%	131,3	116,6	12,6%
Number of roomnights sold	77 496	73 206	5,9%	304 926	270 049	12,9%
Number of rooms	1 199	1 199	0,0%	1 199	1 199	0,0%

Segment: Tourism:

BUSINESS SEGMENTS - financial result of the segment

In PLN thousand	3 months ended Dec. 31, 2006	3 months ended Dec. 31, 2005	% change - 2006 versus 2005	12 months ended Dec. 31, 2006	12 months ended Dec. 31, 2005	% change - 2006 versus 2005
Total revenues, of which:	37 397	35 882	4,22%	214 362	195 200	9,82%
Net sales	37 397	35 882	4,22%	214 362	195 200	9,82%
Total expenses, of which:	(35 201)	(31 474)	11,84%	(195 113)	(175 324)	11,29%
Cost of goods sold	(32 002)	(29 189)	9,64%	(181 352)	(165 846)	9,35%
Selling and marketing costs	(3 199)	(2 285)	40,00%	(13 761)	(9 478)	45,19%
Segment result	2 196	4 408	-50,18%	19 249	19 876	-3,15%

In the 4th quarter of 2006, the number of persons serviced by Orbis Travel went up by 12% (from 252 thousand persons in 2005 to 283 thousand persons in 2006). The number of persons going on trips abroad organized by Orbis Travel rose by as much as 58% (from 6,424 persons in 2005 to 10,151 persons in 2006). Sales of Orbis Travel offers featured in all catalogues went up by 2% (from 4,241 persons in 2005 to 4,326 persons in 2006). The number of persons who came to Poland with Orbis Travel rose by 14% (from 13,796 persons in 2005 to 15,727 persons in 2006).

In 2006, Orbis Travel provided its services to 1,176 thousand persons, while in 2005 – to 1,061 thousand persons, i.e. the growth amounts to 11% yoy. The number of persons going on foreign trips organized by Orbis Travel went up by as much as 21% yoy (from 51,282 persons in 2005 to 62,051 persons in 2006). Sales of Orbis Travel offers featured in all catalogues went up by as much as 34% yoy (from 37,857 persons in 2005 to 50,728 persons in 2006). Most popular were the trips included in the Travel Time catalogue (growth by 62%) as well as in the Świat Wakacji [Vacation World] catalogue (rise by 22%), the offer of Centrum Turystyki Autokarowej [Coach Tourism Center] attracted moderate interest (growth by 12%). The number of persons who came to Poland with Orbis Travel dropped altogether by 4% yoy (from 82,604 persons in 2005 to 79,427 persons in 2006).

Segment: Transport

BUSINESS SEGMENTS - financial result of the segment

In PLN thousand	3 months ended Dec. 31, 2006	3 months ended Dec. 31, 2005	% change - 2006 versus 2005	12 months ended Dec. 31, 2006	12 months ended Dec. 31, 2005	% change - 2006 versus 2005
Total revenues, of which:	**40 117**	**40 580**	-1,14%	**166 738**	**162 785**	2,43%
Net sales	40 117	40 580	-1,14%	166 738	162 785	2,43%
Total expenses, of which:	**(36 890)**	**(40 762)**	-9,50%	**(150 975)**	**(149 966)**	0,67%
Cost of goods sold	(36 370)	(39 557)	-8,06%	(149 619)	(147 775)	1,25%
Selling and marketing costs	(520)	(1 205)	-56,85%	(1 356)	(2 191)	-38,11%
Segment result	**3 227**	**(182)**	-1873,08%	**15 763**	**12 819**	22,97%

In the 4th quarter of 2006, Orbis Transport – a company dealing with passenger transport - transported 56,291 passengers which translates into a 20.39% decline as compared to 70,706 passengers transported in the 4th quarter of 2005. At the same time, the number of kilometers covered went down from 5,153.7 thousand in 2005 to 4,098.8 thousand in 2006, i.e. by 20.47%. Orbis Transport took a deliberate decision not to provide an increased number of additional coaches in the Christmas period, because despite the organizational effort involved, the profitability of such coach connections is low. The international and domestic coach transport is adversely affected by incessantly growing prices of fuel oil and staff costs resulting from mass outflow of qualified drivers who are leave for the EU countries.

As regards the Hertz Lease business, in the 4th quarter of 2006 the number of cars stood at 1979 and grew by 36.48% as compared to the corresponding period of past year. The percentage growth in financed and serviced fleet (number of cars) increased by over 40%.

The number of cars rented in the Hertz RAC segment totaled 3,843, translating into a 20.92% rise as compared to 3,178 cars rented in the 4th quarter of 2005. In the 4th quarter of 2006, there was also a rise in the number of cars rented to clients in the „leisure" segment as compared to the 3rd quarter of the current business.

5. BALANCE SHEET OF THE GROUP

In PLN thousand	As at Dec. 31, 2006	As at Sept. 30, 2006	% change in 3 months ended Dec. 31, 2006	As at Dec. 31, 2005	% change in 12 months ended Dec. 30, 2006
Non-current assets	2 048 450	2 000 132	2,42%	1 940 201	5,58%
% share in the balance sheet total	90,19%	88,08%		90,18%	
Current assets	218 632	268 434	-18,55%	210 734	3,75%
% share in the balance sheet total	9,63%	11,82%		9,79%	
Non-current assets classified as held for sale	4 074	2 222	83,35%	518	686,49%
TOTAL ASSETS	**2 271 156**	**2 270 788**	**0,02%**	**2 151 453**	**5,56%**
Equity attributable to the parent company	1 736 280	1 700 252	2,12%	1 656 136	4,84%
% share in the balance sheet total	76,45%	74,87%		76,98%	
Minority interests	2 122	2 368	-10,39%	1 901	11,63%
% share in the balance sheet total	0,09%	0,10%		0,09%	
Non-current liabilities	316 772	360 800	-12,20%	312 101	1,50%
- of which: borrowings	274 377	311 857	-12,02%	267 358	2,63%
% share in the balance sheet total	13,95%	15,89%		14,51%	
Current liabilities	215 982	207 368	4,15%	181 315	19,12%
- of which: borrowings	40 283	43 672	-7,76%	42 984	-6,28%
% share in the balance sheet total	9,51%	9,13%		8,43%	
TOTAL EQUITY AND LIABILITIES	**2 271 156**	**2 270 788**	**0,02%**	**2 151 453**	**5,56%**
Debt/total capital employed ratio	18,12%	20,91%		18,74%	
Debt ratio (total liabilities/total assets ratio)	23,46%	25,02%		22,93%	

5.1 Non-current assets

Non-current assets are dominated by property, plant and equipment (91.48%) with most significant items including: hotel buildings, premises, civil and marine engineering objects as well as land and rights to perpetual usufruct of land. The most considerable impact on the level of this group of assets is exerted by changes in the balance sheet of the parent company because this entity's assets prevail in the total value of property, plant and equipment. Increase in this item in the 2006 as compared to both the past year and the preceding quarter results from carried out planned modernizations of tangible assets in Orbis S.A., as well as from expansion of vehicle fleet owned by Orbis Transport. The value of property, plant and equipment increased also by the value of tangible assets purchased for the two newly opened Etap hotels operated by Hekon Hotele Ekonomiczne S.A. The growth was reported despite higher-than-last-year depreciation and sale of rights to perpetual usufruct of land and the building of the Monopol hotel by Orbis S.A.

5.2 Current assets

Cash and cash equivalents represent the most significant item of current assets (accounting for 49% of current assets). Other major items include also trade receivables and other current receivables, the latter composed predominantly of taxes, grants, customs duties and social security receivable, prepaid tangible assets and intangible assets as well as prepayments (chiefly on account of wages and salaries, taxes and charges as well as operating expenses). Nearly all components of current assets declined in the last three months of 2006. Trade receivables are lower which is attributable to the seasonal nature of majority of types of business pursued by all the Group's companies (in annual terms, trade receivables went up, which was brought about by a considerable growth in sales generated by the companies of the Group). The decline in other current receivables was, first and foremost, impacted by Orbis S.A.. The fall in this item was brought about predominantly by a decline in prepaid tangible assets (related to modernization of selected hotels by the Company), drop in taxes, grants, customs duties and social security receivable as well as settlement at the end of the financial year of majority of items recognized in prepayments such as insurance, fees for perpetual usufruct of land, taxes on real property. The sale of securities

(all amounts are quoted in PLN thousand, unless otherwise stated)

acquired by Orbis S.A. to derive economic benefits represented a major factor reducing current assets as compared to the preceding quarter.

5.3 Non-current liabilities

The value of non-current liabilities declined in the 4th quarter of 2006. Borrowings continue to represent a dominant item, accounting for 86.6% of this item's total value. However, as a result of repayment of a borrowings installment by the parent, this item went down. Also, the majority of the Group companies reported a decrease in the provision for jubilee awards and retirement obligations, as its annual value was calculated by the actuary.

5.4 Current liabilities

Current liabilities did not change significantly as compared to the preceding quarter. Current liabilities are dominated by trade payables (45.5% share) and other current payables (29.4%) comprising, among others, taxes, customs duties and social security payable, advances and downpayments. In annual terms, current liabilities went up by 19.1%, chiefly as a result of the growth in trade payables.

5.5 Borrowings

Creditor	Amount of borrowings with maturity at the balance sheet date, i.e. December 31, 2006		Current borrowings	Non-current borrowings	
	PLN	CHF		with maturity of 1 to 3 years	with maturity of over 3 years
loan BWE -24/ORB	665	0	665	0	0,00
Fixed-term credit facilities agreement with Bank Handlowy w Warszawie S.A. and Société Générale S.A. Branch in Poland (Main Appointed Arrangers) and Bank Zachodni WBK and Calyon (Arrangers)	264 924	0	39 618	85 489	139 817
Kredyt Bank S.A. revolving credit facility in CHF	10 054	4 217		10 054	
Kredyt Bank S.A. overdraft facility	34 017			34 017	
Kredyt Bank S.A. investment credit facility	5 000				5 000
TOTAL:	314 660	4 217	40 283	129 560	144 817

(all amounts are quoted in PLN thousand, unless otherwise stated)

5.6 Changes in estimates of amounts

Titles for major changes	As at Dec. 31, 2006 (changes in 3 months of 2006)	As at Sept. 30, 2006 (changes in 9 monts of 2006)	% change in 3 months ended Dec. 31, 2006	As at Dec. 31, 2005 (changes in 3 months of 2005)	% change in 12 months ended Dec. 31, 2006
DEFERRED TAX PROVISION AND ASSETS*					
1. Deferred tax provision	1 238	207	498,07%	0	0,00%
2. Deferred tax assets	9 428	12 646	-25,45%	4 933	91,12%
PROVISIONS FOR LIABILITIES					
1. Provision for jubilee awards and retirement obligations	39 978	45 585	-12,30%	44 379	-9,92%
- created	7 275	8 521		2 235	
- used	(2 248)	(6 022)		(1 866)	
- released	(10 634)	(1 293)			
2. Provision for liabilities arising from court litigations	863	115	650,43%	119	625,21%
- created	808	61		40	
- used	(43)	(15)			
- released	(17)	(50)			
3. Provision for restructuring costs	5 752	1 042	452,02%	3 078	86,87%
- created	5 752	24		3 708	
- used	(1 042)	(2 060)		(5 303)	
- released				(3 392)	
IMPAIRMENT OF ASSETS					
1. Impairment of financial non-current assets	6 059	6 059	0,00%	5 836	3,82%
- created		563			
- used		(340)		(634)	
- reversed					
2. Impairment of property, plant and equipment	475 309	502 710	-5,45%	502 710	-5,45%
- created	51 297			17 238	
- used	(78 338)			(84 472)	
- reversed	(360)			11 589	

* The deferred tax provision and assets are presented according to their final balance in tax groups and in companies belonging to these groups.

(all amounts are quoted in PLN thousand, unless otherwise stated)

5.7 Contingent assets and liabilities, including sureties for borrowings or guarantees issued in the group,

In the 4th quarter of 2006, the following changes were reported in contingent assets and liabilities:

Contingent liabilities:

Title	Beneficiary	Debtor/nature of relations	Validity date	Amount as at the balance sheet date	Change in amount in 12 months ended Dec. 31, 2006	Financial terms and other remarks
Issued by Orbis S.A.						
Surety for liabilities of the company "Orbis Casino" Sp. z o.o. that may arise under the guarantee issued by the bank on the basis of the framework agreement no. 5/2005 dated Dec. 6, 2005	PKO BP SA	"Orbis Casino" Sp. z o.o. - associate	Dec. 6, 2008	2 000	0	Validity date correspods to the date of validity of declaration on submission to enforcement procedure. The term of the surety is indefinite.
Surety for liabilities of the company "Orbis Casino" Sp. z o.o. that may arise under the overdraft facility granted by the bank under agreement no. 270-1/10/RB/2005 dated Dec. 9, 2005, annex no. 1 of Dec. 4, 2006.	PKO BP SA	"Orbis Casino" Sp. z o.o. - associate	Dec. 8, 2008	2 000	0	Validity date correspods to the date of validity of declaration on submission to enforcement procedure. The term of the surety is indefinite.
Surety for liabilities of the company "Orbis Casino" Sp. z o.o. that may arise under the overdraft facility granted by the bank under agreement no. 202-129/3/II/11/2005 dated Dec. 22, 2005.	PKO BP SA	"Orbis Casino" Sp. z o.o. - associate	Dec. 31, 2012	2 000	0	Validity date correspods to the date of validity of declaration on submission to enforcement procedure. The term of the surety is indefinite.
Issued by PBP Orbis Sp. z o.o.						
Bank guarantee	PP Porty Lotnicze ul. Żwirki i Wigury 1 00-906 Warsaw		Oct. 18, 2006	0	-6	
Bank guarantee	Blue City Sp. z o.o.		March 31, 2009	9	-1	
Bill of exchange	Kredyt Bank S.A. Branch in Ciechanów		indefinite	6 000	1 500	
Bill of exchange	Polski Express Sp.z o.o. in Warsaw		indefinite	100	0	
Bill of exchange	Orbis S.A.			0	-2 400	
Bill of exchange	Signal Iduna			5 000	5 000	
Issued by Hekon Hotele Ekonomiczne S.A.						
Guarantee for the credit facility of PLN 500 mln	Bank Handlowy and Societe Generale (Main Appointed Arrangers), BZ WBK Calyon (Arrangers)	ORBIS SA	7years with 2 options to defer the repayment date by 1 year	264 924	0	
			TOTAL:	282 033	4 093	

6. CASH FLOWS IN THE GROUP

In PLN thousand	3 months ended Dec. 31, 2006	3 months ended Dec. 31, 2005	% change - 2006 versus 2005	12 months ended Dec. 31, 2006	12 months ended Dec. 31, 2005	% change - 2006 versus 2005
Cash flows from operating activities	64 674	12 220	429,25%	194 595	126 987	53,24%
Cash flows from investing activities	10 726	11 289	-4,99%	(139 885)	(62 489)	123,86%
Cash flows from financing activities	(44 426)	(8 418)	427,75%	(28 462)	(23 795)	19,61%
Total net cash flows	30 974	15 091	105,25%	26 248	40 703	-35,51%
Cash and cash equivalents at the end of period	107 213	80 965	32,42%	107 213	80 965	32,42%

6.1 Operating activities

In the 4th quarter of 2006, the Orbis Group reported positive cash flows from operating activities, even though gross profits were slightly lower. The biggest positive adjustment of the profit concerned depreciation/amortization and change in receivables and prepayments. The Group generated positive cash flows from operating activities despite the negative impact of adjustment due to the result on investing activities, which was considerably impacted by the sale of the Monopol hotel in Wrocław in the 4th quarter of 2006. In the entire year 2006, positive cash flows from these activities were by far higher than in the corresponding period of 2005. In annual terms, the most substantial positive adjustments included depreciation/amortization, which is related to the type of business pursued by the Group companies, accrued interest that grew nearly twice, and change in liabilities. The positive adjustment of liabilities was attributable to Orbis S.A. and PBP Orbis Sp. z o.o. The most considerable negative adjustments included the adjustment due to the result on investing activities, change in receivables and "other adjustments" that eliminate the impact of revaluation of non-financial non-current assets.

6.2 Investing activities

The positive cash flows from investing activities of the Orbis Group in the 4th quarter of 2006 are attributable to the increase in income from the sale of property, plant and equipment and intangible assets (the sale of the Monopol hotel exerted most powerful impact not only on the 4th quarter but on the entire year 2006) as well as income from the sale of short-term securities. Expenditures that were crucial for cash flows from investing activities included expenditures on acquisition of short-term securities, property, plant and equipment as well as intangible assets that went up owing to the Hotel Group's involvement in quite a number of new investment projects.
The decidedly higher negative cash flows from investing activities in the entire 2006 are attributable to the same expenditures and proceeds as in the 4th quarter of 2006. The most substantial proceeds comprised income from the sale of property, plant and equipment and intangible assets, as well as income from the sale of short-term securities, while the most substantial expenditures included expenditures on property, plant and equipment and intangible assets, expenditures on acquisition of short-term securities and other investment expenditures. The drop in sales and in expenditures on short-term securities was reported chiefly by Orbis S.A. and PBP Orbis Sp. z o.o. Expenditures on assets under construction and intangible assets grew decidedly as a result of a large number of investments made by the Orbis Group and outlays on real property intended for office purposes that was purchased by PBP Orbis Sp. z o.o. A decided drop was reported in the other capital expenditures item that comprises expenditures incurred by Orbis Transport Sp. z o.o. on purchase of vehicles for the purposes of the Car Fleet Management business.

6.3 Financing activities

In the 4th quarter of 2006, and throughout the year 2006 alike, the Orbis Group generated negative cash flows from financing activities, by far higher than in 2005. The negative cash flows from this type of activities in the 4th quarter of 2006 are attributable to the repayment by Orbis S.A. of an installment of tranche A of bank borrowings in the amount of PLN 39,191 thousand, and repayment of a loan of PLN 201 thousand to BWE. During the year, the expenditures will comprise also the dividend distributed to the shareholders, repayment of bank borrowings installment in the amount of 39,593 thousand by Orbis S.A. and repayment of a bank borrowings installment of 8,500 thousand by Orbis Transport as well as financing of means of transport and purchase of real property by PBP Orbis Sp. z o.o.. Beside the above factors, in 2006 payments on account of settlement of the financial instrument did not influence expenditures any longer because the SWAP hedge transaction had been settled in 2005. Moreover, the Group (Orbis S.A. and Orbis Transport Sp. z o.o.) incurred bank borrowings and loans in 2006.

7. STATEMENT OF CHANGES IN THE GROUP'S EQUITY AND DIVIDENDS

in PLN thousand	As at Dec. 31, 2006	As at Sept. 30, 2006	% change in 3 months ended Dec. 31, 2006	As at Dec. 31, 2005	% change in 12 months ended Dec. 31, 2006
Share capital	517 754	517 754	0,00%	517 754	0,00%
Other reserves	133 333	133 333	0,00%	133 333	0,00%
Exchange differences on consolidation	(733)	(526)	39,35%	(1 498)	-51,07%
Retained earnings	1 085 926	1 049 691	3,45%	1 006 547	7,89%
Equity attributable to equity holders of the parent company	1 736 280	1 700 252	2,12%	1 656 136	4,84%
Minority interests	2 122	2 368		1 901	
Equity	1 738 402	1 702 620	2,10%	1 658 037	4,85%

The level of share capital has remained unchanged.

Amounts derived from the sale of Orbis S.A. shares above their nominal value and revaluations of investments are posted under other reserves. In the current quarter, other reserves did not change.

Exchange differences on consolidation include exchange differences on consolidation of the Company UAB Hekon.

The change in retained earnings in the 4th quarter of 2006 was brought about by the booking of net profit for the current financial period of PLN 36,235 thousand. The remaining part of the result - PLN 246 thousand, impacted the level of minority interests.

Distributed dividends:

- Orbis S.A. – the dividend of PLN 15,667 thousand due to the Company's shareholders under Resolution of the Annual General Meeting of Shareholders of Orbis S.A. dated June 28, 2006. The dividend date was set for August 8, 2006, and the dividend payment date for August 25, 2006.

Dividends within the group:

- HEKON S.A. - the dividend of PLN 21,376 thousand gross due to Orbis S.A. under Resolution no. IV of the Annual General Meeting of the Company's Shareholders dated June 12, 2006 credited the account of Orbis S.A. on June 30, 2006.
- Orbis Kontrakty – the dividend of PLN 867 thousand gross due to Orbis S.A. under Resolution no. V of the General Meeting of Shareholders dated June 28, 2006 credited the account of Orbis S.A. on July 31, 2006.
- Orbis Kontrakty – the dividend of PLN 217 thousand gross due to Hekon Hotele Ekonomiczne S.A. under Resolution no. V of the General Meeting of Shareholders dated June 28, 2006 credited the account of Hekon Hotele Ekonomiczne S.A. on July 31, 2006.

8. IMPACT OF NON-RECURRING AND ONE-OFF EVENTS

8.1. "Pro forma" results from continuing operations

IMPACT OF LIQUIDATED HOTELS

Below presented is a table with results of hotels belonging to Orbis S.A. that were closed and sold in 2005. The objective is to demonstrate the impact that these hotels' performance exerts on individual items of the income statement as at December 31, 2005 and December 31, 2006. These hotels include: Europejski hotel in Warsaw,

Wanda hotel in Cracow, Reda hotel in Szczecin (today: Etap hotel), Solec hotel in Warsaw, Tranzyt hotel in Częstochowa (today: Etap hotel), Grand hotel in Sopot. The impact of these changes is described in point 4.1 of these financial statements.

The Orbis Group:

in PLN thousand	12 months ended Dec.31,2006	Elimination of results of closed hotels for 12 months ended Dec.31, 2006	12 months ended Dec.31, 2006, hotels' results excluded	12 months ended Dec.31, 2005	Elimination of results of closed hotels for 12 months ended Dec.31, 2005	12 months ended Dec.31, 2005, hotels' results excluded
Net sales of services, products, merchandise and raw materials	1 071 261	(6 759)	1 064 502	1 003 829	(29 162)	974 667
Cost of goods sold	(791 142)	4 037	(787 105)	(763 394)	24 787	(738 607)
Selling and marketing costs	(61 315)	246	(61 069)	(55 759)	915	(54 844)
Administrative expenses	(159 730)	920	(158 810)	(158 345)	4 838	(153 507)
Other operating income	80 624	(191)	80 433	64 493	(5 816)	58 677
Other operating expenses	(35 500)	5 047	(30 453)	(26 669)	8 487	(18 182)
Adjusted operating profit (loss) - EBIT*	**104 198**	**3 300**	**107 498**	**64 155**	**4 049**	**68 204**
Revaluation of non-financial non-current assets	27 041	0	27 041	67 495	0	67 495
Operating profit (loss) - EBIT	**131 239**	**3 300**	**134 539**	**131 650**	**4 049**	**135 699**
Profit (loss) on sale of subsidiaries, affiliates and associates	0	0	0	0	0	0
Other finance income	4 363	0	4 363	2 760	(4)	2 756
Finance costs	(19 454)	4	(19 450)	(14 245)	45	(14 200)
Share of net profits of associates	2 755	0	2 755	1 738	0	1 738
Profit (loss) before tax	**118 903**	**3 304**	**122 207**	**121 903**	**4 090**	**125 993**
Income tax	(23 636)	628	(23 008)	(26 910)	1 741	(25 169)
Net profit (loss)	**95 267**	**2 676**	**97 943**	**94 993**	**2 349**	**97 342**
Adjusted EBITDA*	**252 831**	**3 229**	**256 060**	**202 293**	**2 420**	**204 713**
EBITDA	**279 872**	**3 229**	**283 101**	**269 788**	**2 420**	**272 208**

*Adjusted results are net of the amount of revaluation of non-financial non-current assets.

The Orbis Hotel Group:

in PLN thousand	12 months ended Dec.31,2006	Elimination fo results of closed hotels for 12 months ended Dec.31, 2006	12 months ended Dec.31, 2006, hotels' results excluded	12 months ended Dec.31, 2005	Elimination fo results of closed hotels for 12 months ended Dec.31, 2005	12 months ended Dec.31, 2005, hotels' results excluded
Net sales of services, products, merchandise and raw materials	720 343	(6 759)	713 584	686 239	(29 162)	657 077
Cost of goods sold	(489 762)	4 037	(485 725)	(489 407)	24 787	(464 620)
Selling and marketing costs	(46 343)	246	(46 097)	(44 189)	915	(43 274)
Administrative expenses	(123 799)	920	(122 879)	(119 960)	4 838	(115 122)
Other operating income	54 125	(191)	53 934	45 354	(5 816)	39 538
Other operating expenses	(23 096)	5 047	(18 049)	(19 106)	8 487	(10 619)
Adjusted operating profit (loss) - EBIT*	**91 468**	**3 300**	**94 768**	**58 931**	**4 049**	**62 980**
Revaluation of non-financial non-current assets	27 041	0	27 041	67 429	0	67 429
Operating profit (loss) - EBIT	**118 509**	**3 300**	**121 809**	**126 360**	**4 049**	**130 409**
Profit (loss) on sale of subsidiaries, affiliates and associates	0	0	0	0	0	0
Other finance income	784	0	784	1 093	(4)	1 089
Finance costs	(15 179)	4	(15 175)	(13 062)	45	(13 017)
Share of net profits of associates	0	0	0	0	0	0
Profit (loss) before tax	**104 114**	**3 304**	**107 418**	**114 391**	**4 090**	**118 481**
Income tax	(20 666)	628	(20 038)	(25 032)	1 741	(23 291)
Net profit (loss)	**83 448**	**2 676**	**86 124**	**89 359**	**2 349**	**91 708**
Adjusted EBITDA*	**212 059**	**3 229**	**215 288**	**170 864**	**2 420**	**173 284**
EBITDA	**239 100**	**3 229**	**242 329**	**238 293**	**2 420**	**240 713**

*Adjusted results are net of the amount of revaluation of non-financial non-current assets.

NON-RECURRING AND ONE-OFF EVENTS

Below presented is the impact of the following non-recurring and one-off events on the financial results for 12 months ended December 31, 2006 and 2005:

1. sale of the Wanda hotel in Cracow for the amount of PLN 16,791 thousand (concerns 2005),
2. setting up of a provision for restructuring in the amount of PLN 3,508 thousand (concerns 2005) and PLN 5,752 thousand (concerns 2006),
3. incurred costs of termination benefits paid out due to employment restructuring - PLN 5,391 thousand (concerns 2005) and PLN 9,649 thousand (concerns 2006),
4. release of provision for the liabilities related to the dispute concerning the Europejski Hotel - PLN 5,072 thousand (concerns 2005),
5. cost of SWAP financial instruments, including their valuation - PLN 14,029 thousand (concerns 2005),
6. sale of the Monopol hotel in Wrocław, including the costs of liquidation, - PLN 34,650 thousand (concerns 2006),
7. revaluation of non-financial non-current assets – PLN 67,429 thousand (concerns 2005) and PLN 27,041 thousand (concerns 2006),
8. results of closed and sold hotels - PLN -2, 349 thousand (concerns 2005) and PLN -2, 676 thousand (concerns 2006).

The „pro forma" results on continuing operations determined by applying uniform criteria, excluding the effects of the above events, are as follows:

in PLN thousand	3 months ended Dec. 31, 2006	3 months ended Dec. 31, 2005	% change - 2006 versus 2005	12 months ended Dec. 31, 2006	12 months ended Dec. 31, 2005	% change - 2006 versus 2005
Net profit (loss) on all operations	**35 989**	**46 559**	**-22,70%**	**95 267**	**94 993**	**0,29%**
1. sale of Wanda hotel in Cracow*		(13 601)			(13 601)	
2. setting up of provision for restructuring	5 728	3 508		5 752	3 508	
3. costs incurred on account of employment restructuring*	4 908			7 816	4 367	
4.release of provision for costs related to HESA					(5 072)	
5. SWAP cost and valuation		892			14 029	
6. sale of Monopol hotel in Wrocław, including costs of liquidation*	(28 067)			(28 067)		
7. revaluation of non-financial non-current assets	(27 041)	(67 429)		(27 041)	(67 429)	
8. results of closed and sold hotels*	670	4 474		2 676	2 349	
Net "pro forma" profit (loss) on continuing operations	**(7 813)**	**(25 597)**	**-69,48%**	**56 403**	**33 144**	**70,18%**

* including the effects in the corporate income tax.

8.2 Impact of consolidation/elimination of related parties from consolidation

In the 1st quarter of 2006, the list of consolidated companies changed. The balance sheet totals as at December 31, 2006 and as at September 30, 2006 recognize the company Orbis Kontrakty sp. z o.o. This company was not recognized in the balance sheet total as at December 31, 2005. The table below shows the effects of elimination of these changes:

In PLN thousand	As at Dec. 31, 2006	As at Sept. 30, 2006	% change in 3 months ended Dec. 31, 2006	As at Dec. 31, 2005	% change in 12 months ended Dec. 31, 2006
TOTAL ASSETS	**2 271 156**	**2 270 788**	**0,02%**	**2 151 453**	**5,56%**
Non-current assets	(14)	(17)			
Current assets	(7 926)	(3 758)			
TOTAL ASSETS pro forma	**2 263 216**	**2 267 013**	**-0,17%**	**2 151 453**	**5,19%**
TOTAL EQUITY AND LIABILITIES	**2 271 156**	**2 270 788**	**0,02%**	**2 151 453**	**5,56%**
Equity	(6 921)	(3 278)			
Minority interests					
Non-current liabilities and provisions	(405)				
Current liabilities and provisions	(614)	(497)			
TOTAL EQUITY AND LIABILITIES pro forma	**2 263 216**	**2 267 013**	**-0,17%**	**2 151 453**	**5,19%**

(all amounts are quoted in PLN thousand, unless otherwise stated)

9. ISSUANCES, REPURCHASES AND REPAYMENTS OF DEBT AND EQUITY SECURITIES

No issuances, repurchases and repayments of debt and equity securities occurred in the period covered by these financial statements.

10. RELATED PARTY TRANSACTIONS

SIGNIFICANT TRANSACTIONS IN THE GROUP

In the period of 12 months of the current year, the Orbis Group executed the following significant transactions with related parties:

- with Societe d'Exploitation HOTEK POLSKA sp. z o.o. (a company related to Accor S.A.) – revenues amounted to PLN 1,867 thousand, including PLN 1,793 thousand under the management contract, while expenses totaled PLN 14,801 thousand, including PLN 14,656 thousand as license fee. Receivables under these transactions amounted to PLN 403 thousand, while payables to PLN 4,027 thousand. In the period of 12 months of 2005, revenues amounted to PLN 985 thousand, including PLN 742 thousand under the management contract, while expenses totaled PLN 13,029 thousand, including PLN 9,824 thousand as license fee. Receivables amounted to PLN 200 thousand, while payables to PLN 2,939 thousand.
- with Accor Centres de Contacts Clients (a company related to Accor S.A.), costs of access to the reservation services system amounted to PLN 2,233 thousand, while payables to PLN 419 thousand. In the 12 months of 2005, expenses amounted to PLN 1,796 thousand, while payables to PLN 311 thousand.
- with Accor Guarantee Lease Fees (a company related to Accor S.A.), expenses totaled PLN 407 thousand, and in the 12 months of 2005 – to PLN 426 thousand.

INTRA-GROUP TRANSACTIONS, CONSOLIDATION ELIMINATIONS

The most significant transactions between the parties related within the Orbis Group with the value in excess of EUR 500 thousand, executed in the period of four quarters of the current year, included:

- loan of PLN 20 million and PLN 12 million extended to Orbis S.A. by Hekon Hotele Ekonomiczne S.A.; on September 21, 2006 an annex was executed concerning extension of the loan repayment date from 6 to 18 months as from the date on which the loan was granted (March 24, 2006),
- loan of PLN 110 million extended to Orbis S.A. by Hekon Hotele Ekonomiczne S.A.,
- set-ff of Hekon Hotele Ekonomiczne S.A.'s debt amounting to PLN 110 million against Orbis S.A.'s debt on account of disbursement of funds under the loan with the same value,
- loans of PLN 10 million and PLN 2 million extended to Orbis Transport Sp. z o.o. by Orbis S.A.. The company's debt towards Orbis S.A. amounted to PLN 28.2 million as at the end of period,
- loans of PLN 4 million and PLN 2.4 million extended to PBP Orbis Sp. z o.o. by Orbis S.A.. The company's debt towards Orbis S.A. amounted to PLN 2.4 million as at the end of period.

The list of eliminations from group consolidation is presented in the table below:

As at Dec. 31, 2006	Orbis S.A.	Hekon S.A.	Kontrakty Sp. z o.o.	PBP Orbis Sp. z o.o.	Orbis Transport Sp. z o.o.	UAB Hekon	Total eliminations
Intragroup transactions							
Receivables	47 899	146 646	0	1 049	639	0	196 233
Payables	145 613	1 809	7	3 136	43 251	2 417	196 233
Expenses	11 837	3 509	92	19 679	9 351	240	44 708
Revenues	27 664	10 267	28	4 415	2 334	0	44 708

(all amounts are quoted in PLN thousand, unless otherwise stated)

11. CHANGES IN ACCOUNTING POLICIES

The differences between the figures disclosed in the balance sheet for 12 months ended December 31, 2005 presented in these condensed interim financial statements and the condensed interim financial statements as at December 31 and for 12 months ended December 31, 2005 and for 9 months ended September 30, 2006, presented in these condensed interim financial statements and the condensed interim financial statements as at September 30 and for 9 months ended September 30, 2006 and their impact on the result for figures covering 12 months of 2005 and 9 months of 2006, are set out below, together with explanations.

Changes in Balance Sheet, Income Statement and Cash Flows as at December 31, 2005:

BALANCE SHEET	As at Dec. 31, 2005 published figures		Differences	As at Dec. 31, 2005 current figures
Non-current assets	1 943 143	1.	-2 942	1 940 201
Current assets	216 931	2.	- 6 197	210 734
Total assets	2 160 592		-9 139	2 151 453
Equity	1 664 740	3.	-6 703	1 658 037
Non-current liabilities	313 348	4.	-1 247	312 101
Current liabilities	182 504	5.	-1 189	181 315
Total equity and liabilities	2 160 592		-9 139	2 151 453

INCOME STATEMENT	12 months ended Dec. 31, 2005 published figures		Differences	12 months ended Dec. 31, 2005 current figures
Gross profit (loss) on sales	240 605	6.	-170	240 435
Profit (loss) from operating activities	135 741	7.	-4 091	131 650
Net profit (loss) for the financial year	97 971	8.	-2 978	94 993

CASH FLOWS	12 months ended Dec. 31, 2005 published figures	Differences	12 months ended Dec. 31, 2005 current figures
Cash Flows from operating activities	100 305	26 682	126 987
Cash Flows from investing activities	-34 798	-27 691	-62 489
Cash Flows from financing activities	-24 069	274	-23 795
Total net Cash Flows	41 438	-735	40 703

BALANCE SHEET

1.	Lease conversion in Orbis Transport	-3 805
	Set-off of the deferred tax provision against the deferred tax asset	863
	Total	**-2 942**

2.	Adjustment of presentation of lease receivables in Orbis Transport	-4 808
	Elimination of receivables and cash and cash equivalents related to the Company Social Benefits Fund	-1 389
	Total	**- 6 197**

3.	Write-off of the title to perpetual usufruct of land of PKS Gdańsk and Tarnobrzeg	-2 978

(all amounts are quoted in PLN thousand, unless otherwise stated)

	Lease conversion in Orbis Transport	-3 725
	Total	**-6 703**

4.	Set-off of the deferred tax provision against the deferred tax asset	-1 514
	Recognition of provisions for retirement benefits (at amounts determined by the actuary) and provisions for leaves in PKS Gdańsk and Tarnobrzeg	267
	Total	**-1 247**

5.	Elimination related to the Company Social Benefits Fund in PKS Gdańsk and Tarnobrzeg	-1 389
	Recognition of provisions for retirement benefits (at amounts determined by the actuary) and provisions for leaves in PKS Gdańsk and Tarnobrzeg	200
	Total	**-1 189**

INCOME STATEMENT

6.	Reclassification of income from trade mark from other operating income to sales of raw materials and merchandise	2 661
	adjustment of revenues related to lease conversion in Orbis Transport	4 799
	adjustment of depreciation related to lease conversion in Orbis Transport	-7 630
	Total	**-170**

7.	Reclassification of income from trade mark from other operating income to sales of raw materials and merchandise	-2 661
	Adjustment of goodwill in PKS Gdańsk	1 129
	Adjustment of other operating expenses related to lease conversion in Orbis Transport	-2 519
	Other	- 130
	Total	**-4 091**

8.	Adjustment related to presentation of interest in PKS Gdańsk	-19
	Adjustment of deferred tax related to lease conversion and adjustments of provisions for leaves in PKS Gdańsk	1 132
	Total	**-2 978**

Changes in Balance Sheet, Income Statement and Cash Flows as at September 30, 2006:

BALANCE SHEET	**As at Sep. 30, 2006 published figures**		**Differences**	**As at Sep. 30, 2006 current figures**
Non-current assets	1 994 803	1.	5 329	2 000 132
Current assets	278 574	2.	-10 140	268 434
Total assets				
	2 275 599		-4 811	2 270 788
Equity				
Non-current liabilities	1 708 953	3.	-6 333	1 702 620
Current liabilities	362 874	4.	-2 074	360 800
Total equity and liabilities	203 772	5.	3 596	207 368
BALANCE SHEET	2 275 599		-4 811	2 270 788

INCOME STATEMENT	**9 months ended Sep. 30, 2006 published figures**		**Differences**	**9 months ended Sep. 30, 2006 current figures**
Gross profit (loss) on sales	227 817	6.	-3 145	224 672
Profit (loss) from operating activities	80 399	7.	2 625	83 024

(all amounts are quoted in PLN thousand, unless otherwise stated)

Net profit (loss) for the financial year	58 908	8. 370	59 278

CASH FLOWS	**9 months ended Sep. 30, 2006 published figures**	**Differences**	**9 months ended Sep. 30, 2006 current figures**
Cash Flows from operating activities	124 083	5 838	129 921
Cash Flows from investing activities	-145 508	-5103	-150 611
Cash Flows from financing activities	15 964	0	15 964
Total net Cash Flows	-5 461	735	-4 726

BALANCE SHEET

1.	Lease conversion in Orbis Transport	5 329
	Total	**5 329**

2.	Adjustment of presentation of lease receivables in Orbis Transport	-13 418
	Adjustment of presentation of Accor license in Orbis S.A.	3 278
	Total	**- 10 140**

3.	Write-off of the title to perpetual usufruct of land of PKS Gdańsk and Tarnobrzeg	-3 820
	Lease conversion in Orbis Transport and adjustment of goodwill in PKS Gdańsk	-2 513
	Total	**-6 333**

4.	Set-off of the deferred tax provision against the deferred tax asset	-2 074
	Total	**-2 074**

5.	Adjustment of presentation of Accor license in Orbis S.A.	3 278
	Adjustment of lease commitments in PKS Tarnobrzeg	-21
	Provision for unused leaves in PKS Tarnobrzeg	339
	Total	**3 596**

INCOME STATEMENT

6.	Lease conversion in Orbis Transport	-3 145
	Total	**-3 145**

7.	Lease conversion in Orbis Transport	4 179
	Reclassification of result on operations of exchange offices	772
	Adjustment of goodwill in PKS Gdańsk	819
	Total	**2 625**

8.	Adjustment of deferred tax related to lease conversion in Orbis Transport	-1 483
	Reclassification of result on operations of exchange offices	-772
	Total	**370**

(all amounts are quoted in PLN thousand, unless otherwise stated)

12. EVENTS AFTER THE BALANCE SHEET DATE

1. On January 25, 2007, Mr. Paweł Dębowski submitted his resignation from the position of Orbis S.A. Supervisory Board Member *(current report no. 3/2007).*
2. The BZ WBK AIB Fund informed about the increase in the holding of company shares up to 16.3%. *(current report no. 2/2007).*
3. On February 9, 2007 Orbis informed about the increase in the share capital of Orbis Transport sp. z o.o. up to PLN 28,507,600 *(current report no. 4/2007).*

13. ISSUER'S SHAREHOLDERS

As at February 28, 2007, the value of the share capital of Orbis S.A. amounts to PLN 517,754 thousand and comprises of 46,077,008 shares. Shareholders who hold, directly or indirectly through their subsidiaries, at least 5% of the total number of voting rights at the General Meeting of Shareholders, determined according to the holding of shares and their percentage share in the share capital as at February 28, 2007, disclosed in the notifications submitted to the Company under Article 69 of the Act on Public Offering, Conditions Governing the Introduction of Financial Instruments to Organized Trading, and Public Companies include:.

Shareholder	No. of shares held as at Feb. 28, 2007 (no. of voting rights at the GM)	% share in share capital as at Feb. 28, 2007 (% share in total no. of voting rights at the GM)	Change in the structure of ownership of major blocks of shares from Nov. 15, 2006 to Feb. 28, 2007 (since submission of last interim financial statements)
Accor S.A.:	18 698 000	40,57%	
[including a subsidiary of Accor S.A. - Société d'Exploitation HOTEK POLSKA Sp. z o.o.]:	2 303 849	4,99%	
ING Nationale Nederlanden Polska Otwarty Fundusz Emerytalny:	2 715 009	5,89%	
BZ WBK AIB Asset Management S.A. - customers under management contracts, investment funds BZ WBK Towarzystwo Funduszy Inwestycyjnych S.A.:	7 524 757	16,33%	+4,16%
Commercial Union OFE BPH CU WBK:	2 338 652	5,08%	

14. CHANGES IN THE HOLDING OF ISSUER'S SHARES BY MANAGING AND SUPERVISING PERSONS IN THE PERIOD SINCE THE LAST QUARTERLY REPORT

No changes have occurred in respect of the holding of Orbis S.A. shares by managing and supervising person since the date of submission of the last quarterly report.

As at February 28, 2007, members of the Management Board held the following shares in Orbis S.A.:

1. Jean Philippe Savoye - President of the Management Board
   holds 5,000 shares of Orbis S.A.
2. Krzysztof Andrzej Gerula - First Vice-President of the Management Board
   holds 2,607 shares of Orbis S.A.
3. Ireneusz Andrzej Węglowski - Vice-President of the Management Board
   holds 3,000 shares of Orbis S.A.
4. Yannick Yvon Rouvrais - Member of the Management Board
   does not hold any Orbis S.A. shares
5. Alain Billy - Member of the Management Board
   does not hold any Orbis S.A. shares

As at February 28, 2007, members of the Supervisory Board held the following shares in Orbis S.A.:

1. Claude Moscheni
   does not hold any Orbis S.A. shares
2. Erez Boniel
   does not hold any Orbis S.A. shares
3. Sabina Czepielinda
   holds 268 Orbis S.A. shares
   acquired in 1998 free of charge (employee shares)
4. Michael Flaxman
   does not hold any Orbis S.A. shares
5. Christophe Guillemot
   does not hold any Orbis S.A. shares
6. Michael Harvey
   does not hold any Orbis S.A. shares
7. Andrzej Przytuła
   does not hold any Orbis S.A. shares
8. Janusz Rożdżyński
   does not hold any Orbis S.A. shares
9. Denys Sappey
   does not hold any Orbis S.A. shares

(all amounts are quoted in PLN thousand, unless otherwise stated)

15. LITIGATION PENDING BEFORE COURTS, ARBITRATION OR PUBLIC ADMINISTRATION BODIES

Legal claims - description	Value of the litigation	Date of launching the legal proceedings	Parties to the proceedings	Company's stance
Proceedings for declaration of invalidity of an administrative decision dated June 24, 1955 refusing to grant the former owners the right of temporary ownership of land constituting real property located in Warsaw at 29 (presently 35) Jerozolimskie avenue, Land and Mortgage Register no. 5021		Notification of the Housing and Municipal Development Office dated April 18, 2002 on pending proceedings for declaration of invalidity of an administrative decision.	Applicants: Andrzej Jacek Blikle and Helena Maria Helmerson Andrzejewska Against: Minister of Infrastructure Participant: Orbis S.A.	the application for granting the right of temporary ownership filed by former owners of the real property will be re-considered.
1) Proceedings for granting the right of temporary ownership (presently: the right to perpetual usufruct of land) of land constituting real property located in Warsaw at 26 Nowogrodzka street, Land and Mortgage Register no. 1599 G. 2) proceedings for declaration of invalidity of the decision of the Head of Warszawskie Voivodship no. 447/91 dated September 23, 1991 concerning the granting of ownership rights of the real property located in Warsaw at 24/26 Nowogrodzka str. to Orbis S.A. Forum Hotel in Warsaw in the part related to Mortgage Register no. 1599 G		1) Application dated September 14, 1948 for granting the right of temporary ownership 2) Notification of the Minister of Construction dated November 20, 2006 (served on Orbis S.A. on December 4, 2006).	1) Applicants: Jan and Tadeusz Sławiński (presently, the heirs: Elżbieta Sławińska and others Participant: Orbis S.A. 2) Applicant: Joanna Kubiaczyk-Grodzka (one of heirs of Tadeusz Sławiński)	1) The President of the Capital City of Warsaw, by virtue of the decision dated February 6, 2006, once again refused to grant the legal successors of the former owner the right to perpetual usufruct of land constituting real property. Heirs of former owners appealed against the above-mentioned decision of the President of the Capital City of Warsaw. 2) Mrs. Joanna Kubiaczyk-Grodzka applied for declaration of invalidity of the decision.
Proceedings for payment of remuneration for non-contractual use of the real property located in Cracow at 11 Pijarska street	PLN 1,345 thousand	Plaintiffs: 1) S., P., G., A. Marczak – March 2003 (statement of claim served on Orbis S.A. on October 13, 2003); 2) A. and M. Marczak – April 2004 (statement of claim served in June 2004); 3) Irena Kuc- November 2004 (statement of claim served on Orbis S.A. in March 2005); 4) Janusz Tabor and Irena Ciapała – November 2004 (statement of claim served on Orbis S.A. in April 2005)	Plaintiffs: Stanisława, Paweł, Grzegorz, Adam, Andrzej, Magdalena. Marczak and Irena Kuc, Ewa Ciapała, Janusz Tabor; Defendant: Orbis S.A.	Orbis S.A. applied for dismissal of claims. The District Court in Cracow issued decision on admission of expert evidence on valuation of outlays incurred by Orbis for renovation of the tenement house and determination of remuneration for non-contractual use of the tenement, as well as on appointment of an court expert by the Court.
Proceedings for reimbursement (proportionately to the held share in ownership) of necessary expenditure incurred by Orbis S.A. in respect of the tenement house at 11 Pijarska street in Cracow	PLN 1,541 thousand	Statement of claim dated November 29, 2004	Plaintiff: Orbis S.A., Defendants: S. Marczak, P. Marczak, G. Marczak, A. Marczak, M. and A. Marczak, I. Kuc, E. Ciapała, J. Tabor,	The application of Orbis S.A. for issue of a decision to secure the claim by establishment of a mandatory mortgage up to the amount of PLN 1,541,346 on the real property was seconded by the Court. Next, Orbis S.A. applied to the Court - Land and Mortgage Registry Division for entry of the mandatory mortgage in the Land and Mortgage Register. The Court dismissed. Orbis S.A. appealed against this decision. The date of the hearing has not been set.

(all amounts are quoted in PLN thousand, unless otherwise stated)

Legal claims - description	Value of the litigation	Date of launching the legal proceedings	Parties to the proceedings	Company's stance
Proceedings for declaration of invalidity of an administrative decision of the Presidium of the National Council of December 20, 1961 refusing to grant the former owner the right of temporary ownership of land constituting a real property located in Warsaw, at 5 Krakowskie Przedmieście street, Land and Mortgage Register no. 410, with an area of 8414 sq.m. (including 589 sq.m. held by Orbis S.A under the perpetual usufruct. – part of the access drive to the garage to Sofitel Victoria in Warsaw)		Notification of the Housing and Municipal Development Office dated July 5, 2002 on pending proceedings for declaration of invalidity	Applicant: E.Raczyński (presently C. Raczyńska, W.Dembińska and W. Rey) Against: Minister of Infrastructure (presently, Minister of Construction Participant: Orbis S.A.	On November 16, 2006, Orbis S.A. filed an application with the Minister of Construction for reconsideration of the case in which the Minister of Construction issued decision dated October 25, 2006. The case is pending.
25 proceedings for compensation in connection with violation of procedures applicable to mass lay-offs in connection with the liquidation of the Orbis S.A. Europejski Hotel Branch in Warsaw and proceedings for compensation from PLN 5,000 to PLN 67,200 for termination of employment in violation of the law. Employees who continue to be engaged in the dispute with Orbis S.A. have reduced the value of their claims from PLN 67,200 to 3-times the sum of the last monthly salary (the average monthly salary of Hotel employees is from PLN 5 to 19 thousand). Presently, the employees' claims are based on Article 45 § 1 of the Labor Code.	Some employees seek compensation from PLN 28-67 thousand, while others seek compensation equal to 3-times the monthly salary, i.e. from PLN 5-19 thousand.	from July 2005 till the end of September 2005	Plaintiffs: approx. 25 employees of the liquidated Orbis S.A. Europejski Hotel Branch in Warsaw, Defendant: Orbis S.A.	Orbis S.A. applies for dismissal of all claims. To date the majority of employees have withdrawn their claims, save for 25 claims, the proceedings related to these claims are at the stage of hearing of the parties' witnesses.
Appeal against notice of termination of employment contract and proceedings for compensation	PLN 45 thousand	Sept. 19, 2005	Plaintiff: Izabela Łukasik, Defendant: Orbis S.A.	Reply to the statement of claim was filed on October 4, 2005, motioning for the action to be dismissed. The date of the subsequent hearing has been set for March 2007. The case is pending.
Proceedings for payment	PLN 10 thousand	Sept. 12, 2006	Defendant: Orbis S.A., Plaintiff: Magdalena Olak – Kozłowska	Reply to the statement of claim was filed on September 26, 2005, motioning for the action to be dismissed. By virtue of the judgment dated November 14, 2006, the Regional Court for Warszawa-Śródmieście, VI Civil Division, discontinued proceedings in respect of the amount of PLN 2,984.79 (because the plaintiff adjusted the amount of interest requested), and dismissed the remaining part of the action. The judgment is not final.
Proceedings for determination that the revalued amount of the fee for perpetual usufruct of land located at 1 Zagórna street in Warsaw is unjustified, and that a lower amount of the fee is justified	PLN 230 thousand	Application to the Self-Government Appellate Board dated January 12, 2005	Applicant: Orbis S.A. Participant: President of the Capital City of Warsaw	Orbis S.A.'s application to the Self-Government Appellate Board in Warsaw for determination that the revalued amount of the fee for perpetual usufruct of land located is unjustified and that a lower amount of the fee is justified. As Orbis S.A.'s application was only partially seconded, an objection was filed with the Common Court
Proceedings for determination that the revalued amount of the fee for perpetual usufruct of land located at 27 Nowogrodzka street in Warsaw is unjustified, and that a lower amount of the fee is justified	PLN 147 thousand	Application to the Self-Government Appellate Board dated January 19, 2005	Applicant: Orbis S.A. Participant: President of the Capital City of Warsaw	Orbis S.A.'s application to the Self-Government Appellate Board in Warsaw for determination that the revalued amount of the fee for perpetual usufruct of land is unjustified and that a lower amount of the fee is justified. Orbis S.A filed an additional application with the Self-Government Appellate Board for changing the percentage rate for the annual fee from 3% to 2%. No new developments in the case.

(all amounts are quoted in PLN thousand, unless otherwise stated)

Legal claims - description	Value of the litigation	Date of launching the legal proceedings	Parties to the proceedings	Company's stance
Proceedings for determination, indemnification and obligating to submit a declaration of will		Notification of the District Court dated January 5, 2004 obligating Orbis S.A. to file a reply to the statement of claim	Plaintiff: Norbetanki Nunnery Defendant: State Treasury represented by the President of the City of Cracow, Minister of Finance, the Gmina of the City of Cracow, Orbis S.A.	The District Court in Cracow partially seconded the request of the plaintiff and the claim against Orbis S.A. and the Gmina of the City of Cracow was dismissed – in the part related to the plot of land. The attorney of Orbis S.A. was served with a copy of the last resort (cassation) appeal against the above-mentioned judgment of the Court of Appeals. At a hearing on October 13, 2006, the Supreme Court dismissed the last resort appeal, which ends the proceedings on the case concerned in favor of Orbis S.A., and ordered that PLN 5,400 be paid to the State Treasury and Orbis S.A. each for costs of litigation..
Proceedings for issue of a decision embodying land development and management conditions for a new investment project involving construction of an office-hotel-commercial complex in direct neighborhood of Novotel Centrum in Poznań.		January 1, 2003	Applicant: Andersia Property Sp. z o.o.	As the decision of the President of the City of Poznań embodying relevant land development and management conditions applicable to Andersia Property Sp. z o.o. did not take into account the interests of ORBIS S.A., the said decision was appealed against on January 1, 2005 in the Self-Government Appellate Body in Poznań. The case is pending.
Proceedings for determination that the revalued amount of the fee for perpetual usufruct of land located at 12-14 Powstańców Warszawy street in Sopot is unjustified, and that a lower amount of the fee is justified.	PLN 97 thousand	Application to the Self-Government Appellate Board dated January 19, 2005.	Applicant: Orbis S.A. Against: President of the City of Sopot	Orbis S.A.'s application to the Self-Government Appellate Board in Warsaw for determination that the revalued amount of the fee for perpetual usufruct is unjustified, or that a lower amount of the fee is justified. The Self-Government Appellate Body changed the percentage rate from 3% to 2% as from the same date. The President of the City of Sopot appealed against the above-mentioned decision of the Self-Government Appellate Body in the Common Court.
Proceedings for determination that the revalued amount of the fee for perpetual usufruct of land located at Bitwy Warszawskiej 1920 street in Warsaw is unjustified, and that a lower amount of the fee is justified	PLN 273 thousand	Application to the Self-Government Appellate Board dated January 10, 2006	Applicant: Orbis S.A. Participant: President of the Capital City of Warsaw	Orbis S.A.'s application to the Self-Government Appellate Board in Warsaw for determination that the revalued amount of the fee for perpetual usufruct of land is unjustified and that a lower amount of the fee is justified. Orbis S.A. awaits the decision of the Self-Government Appellate Body. Moreover an application was filed with the President of the Capital City of Warsaw for a change in the percentage rate of the annual fee from the present 3% to 2 %. The case is pending. No new developments in the case.
Proceedings for „calculation of correct amount of applicable social insurance contributions and for payment of outstanding social insurance contributions for the period 1990 - 1995 in accordance with the plaintiff's remuneration, as well as for payment to the plaintiff of compensation equal to the difference between actually received retirement benefits and the benefits to which the plaintiff would be entitled, if the correct amount of social insurance contributions had been paid"	PLN 14 thousand	April 10, 2002	Plaintiff: Janina Bębenek, Defendant: Orbis S.A.	By virtue of the judgment dated November 27, 2006, the Regional Court for Warszawa-Śródmieście VII, Labor and Social Security Division, adjudicated the amount of PLN 42,694.29, together with statutory interest, to be paid by Orbis S.A. to the plaintiff, and determined that the defendant is responsible for future damages that arise as a result of the fact that the defendant paid social security contributions calculated on a lower contribution assessment basis than remuneration actually paid to the plaintiff by the defendant. Since the chances of successful appeal were deemed very slim, decision was taken not to file an appeal against this judgment. The case has come to an end.
59 proceedings initiated by employees of the Vera Hotel Branch in Warsaw for payment of monthly bonuses for the period 2003 – 2005. The employees base their claims on the differences between the provisions of the Inter-Departmental Collective Labor Agreement of Orbis S.A. Employees and internal payroll regulations in effect in the Branch that is an independent employer. In some cases the court issued orders to pay to the benefit of the employees in admonitory	Plaintiffs, with few exceptions, claim amounts of PLN 2 – 15 thousand.	First statements of claim were filed in July 2006	Plaintiffs: 59 employees of the Vera Hotel Branch in Warsaw, Defendant: Orbis S.A. Vera Hotel Branch in Warsaw	The Vera Hotel Branch in Warsaw motions that all the actions be dismissed.

(all amounts are quoted in PLN thousand, unless otherwise stated)

Legal claims - description	Value of the litigation	Date of launching the legal proceedings	Parties to the proceedings	Company's stance
proceedings. As a result of appeals, these cases are now to be considered within the framework of ordinary proceedings, just as the remaining cases. In connection with the fact that the Vera Hotel Branch in Warsaw filed action in respect of the Departmental Trade Union of the Vera Hotel in Warsaw to determine whether procedures stipulated in the Inter-Departmental Collective Labor Agreement for Orbis S.A. Employees are, or are not, consistent with payroll regulations applicable in the Branch, some proceedings initiated by the employees will be suspended until this case is resolved.				
Proceedings for payment of fees for rent for the period from February to June 2005 and for telecommunication services in the month of June 2005	PLN 129 thousand	July 19, 2005	Defendant: Zjednoczone Przedsiębiorstwo Rozrywkowe S.A.; Plaintiff: Orbis S.A. (liquidated Europejski Hotel Branch in Warsaw)	By virtue of Court decision dated November 17, 2007. Orbis S.A. and Zjednoczone Przedsiebiorstwo Rozrywkowe S.A. made an agreement pursuant to which Zjednoczone Przedsiebiorstwo Rozrywkowe S.A. agreed to pay Orbis S.A. by December 29, 2006 the amount of PLN 180,725.37 as debt arising from the rent for the premises in the Europejski Hotel in Warsaw in the period February-August 2006, including the amount sought in the claim concerned (the amount of PLN 180,725.37 has been credited to the Orbis S.A. account) the case has come to an end.
15 proceedings initiated by employees of the liquidated Solec Hotel Branch in Warsaw for payment of monthly bonuses for the period from 2003 to 2005. The employees base their claims on the provisions of the Departmental Collective Labor Agreement in effect in the Hotel prior to its liquidation	Plaintiffs claim the amount from PLN 4-16 thousand.	first statements of claim were filed in July 2006.	Plaintiffs: 15 former employees of the liquidated Solec Hotel Branch in Warsaw; Defendant: Orbis SA	Orbis SA motions for dismissal of all suits brought by employees.
Proceedings for compensation for termination of employment contract	PLN 6 thousand	statement of claim dated January 20, 2004, served on Orbis SA on March 9, 2004.	Plaintiff: Małgorzata Jankowska; Defendant: Orbis SA Solec Hotel Branch in Warsaw	In reply to the statement of claim, the Defendant motioned for dismissal of the Plaintiff's claim. By virtue of the judgment dated June 19, 2006, the Regional Court dismissed the suit brought by Małgorzata Jankowska. The Plaintiff filed a last-resort (cassation) appeal against that judgment, challenged the judgment in its entirety and motioned for changing the challenged judgment in favor of the Plaintiff, or possibly, for dismissing the suit in its entirety, or possibly for revoking the challenged judgment and passing the case to be reconsidered. In response to the appeal, on September 8, 2006 the Defendant motioned for dismissal of the appeal. No new developments on this case.
Cleaning services provided by the company Miwex	PLN 122 thousand		Plaintiff : M. Szlachciński, Defendant: Orbis SA Polonez Hotel Branch	

ORBIS S.A.

CONDENSED STATUTORY INTERIM FINANCIAL STATEMENT

as at December 31, and for 12 months ended on December 31, 2006

(all amounts are quoted in PLN thousands, unless otherwise stated)

BALANCE SHEET

as at December 31, 2006, September 30, 2006, December 31, 2005

Assets	balance as at December 31, 2006	balance as at September 30, 2006	balance as at December 31, 2005
Fixed assets	**2 040 693**	**1 997 935**	**1 967 011**
Tangible fixed assets	1 495 485	1 473 228	1 447 888
Intangible assets, of which:	1 052	1 282	1 996
- goodwill	0	0	0
Investment in subsidiaries and associated companies	470 085	470 085	470 085
Financial assets held for trading	31	31	31
Other financial assets	0	121	242
Investment property	65 959	42 207	43 184
Other long-term investments	552	552	552
Deferred income tax assets	7 529	10 429	3 033
Current assets	**156 752**	**178 078**	**136 106**
Inventories	4 937	5 585	5 695
Trade receivables	23 023	35 514	17 364
Income tax receivables	0	0	4 770
Other short-term receivables	75 542	95 524	52 075
Financial assets at fair value through profit or loss	0	9 987	19 959
Cash and cash equivalents	53 250	31 468	36 243
Total assets	**2 197 445**	**2 176 013**	**2 103 117**

Explanation of differences in presented data for 12 months 2005 and for 9 months 2006 against previously published data is described in point 10 of these statments

(all amounts are quoted in PLN thousands, unless otherwise stated)

BALANCE SHEET, continued

as at December 31, 2006, September 30, 2006, December 31, 2005

Shareholders' Equity and Liabilities	balance as at December 31, 2006	balance as at September 30, 2006	balance as at December 31, 2005
Shareholders' equity	**1 654 255**	**1 624 645**	**1 606 344**
Share capital	517 754	517 754	517 754
Other capital	133 333	133 333	133 333
Retained profits	1 003 168	973 558	955 257
Non current liabilities	**256 074**	**298 890**	**267 342**
Loans and borrowings	225 305	264 755	234 717
Provision for deferred income tax	0	0	0
Other non current liabilities	0	0	0
Provision for pension and similar benefits	30 769	34 135	32 374
Provisions for liabilities	0	0	251
Current liabilities	**287 116**	**252 478**	**229 431**
Loans and borrowings	183 087	63 687	40 835
Trade liabilities	53 362	21 727	37 294
Income tax liabilities	131	6 707	0
Other current liabilities	39 179	154 969	143 131
Provision for pension and similar benefits	4 769	4 319	4 383
Provisions for liabilities	6 588	1 069	3 788
Total liabilities	**2 197 445**	**2 176 013**	**2 103 117**

Explanation of differences in presented data for 12 months 2005 and for 9 months 2006 against previously published data is described in point 10 of these statments

(all amounts are quoted in PLN thousands, unless otherwise stated)

INCOME STATEMENT

for 12 months and for 3 months ended on December 31, 2006 with comparable figures for the year 2005

	3 months ended on December 31, 2006	12 months ended on December 30, 2006	3 months ended on December 31, 2005	12 months ended on December 31, 2005
Net sales of services	143 791	585 608	121 881	569 982
Net sales of other products, merchandise and raw materials	1 015	3 046	3 653	7 329
Cost of services, products, merchandise and raw materials sold	(117 487)	(432 400)	(107 609)	(432 645)
Gross profit (loss) on sales	**27 319**	**156 254**	**17 925**	**144 666**
Other operating income	42 239	73 961	19 200	63 397
Distribution & marketing expenses	(15 085)	(41 338)	(12 364)	(41 152)
General overheads & administrative expenses	(28 564)	(99 103)	(25 231)	(98 641)
Other operating expenses	(11 944)	(22 366)	(2 531)	(18 280)
Net impairment reversal	27 041	27 041	67 429	67 429
Operating profit (loss)	**41 006**	**94 449**	**64 428**	**117 419**
Profit (loss) on sale of part or total holdings in subsidiaries, affiliates and associated companies	0	0	0	0
Financial income	112	711	319	1 087
Financial expenses	(6 015)	(20 614)	(4 859)	(18 755)
Profit (loss) before tax	**35 103**	**74 546**	**59 888**	**99 751**
Corporate income tax	(5 493)	(10 968)	(12 671)	(17 819)
Net profit (loss) on continuing operations	**29 610**	**63 578**	**47 217**	**81 932**
Discontinued operations	**0**	**0**	**0**	**0**
Loss on discontinued operations	0	0	0	0
Net profit (loss) for the financial year	**29 610**	**63 578**	**47 217**	**81 932**
Earnings (loss) per common share (in PLN)				
Earnings per share for the financial year	0,64	1,38	1,02	1,78
Earnings per share from continuing operations	0,64	1,38	1,02	1,78

Explanation of differences in presented data for 12 months 2005 and for 9 months 2006 against previously published data is described in point 10 of these statments

(all amounts are quoted in PLN thousands, unless otherwise stated)

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

for 12 months and for 3 months ended on December 31, 2006, with comparable figures for the year 2005

	Share capital	Other capital	Retained profits	Total
Twelve months ended on December 31, 2005				
Balance as at January 1, 2005	517 754	133 411	888 991	1 540 156
- profit (loss) for the financial year	0	0	81 932	81 932
- sale of long-term investment	0	(78)	0	(78)
Total recognised income	**0**	**(78)**	**81 932**	**81 854**
dividends	0	0	(15 666)	(15 666)
Balance as at December 31, 2005	**517 754**	**133 333**	**955 257**	**1 606 344**
Twelve months ended on December 31, 2006				
Balance as at January 1, 2006	517 754	133 333	955 257	1 606 344
- profit (loss) for the financial year	0	0	63 578	63 578
Total recognised income	**0**	**0**	**63 578**	**63 578**
dividends	0	0	(15 667)	(15 667)
Balance as at December 31, 2006	**517 754**	**133 333**	**1 003 168**	**1 654 255**
of which: three months ended on December 31, 2006				
Balance as at October 1, 2006	517 754	133 333	973 558	1 624 645
- profit (loss) for the financial year	0	0	29 610	29 610
Total recognised income	**0**	**0**	**29 610**	**29 610**
dividends	0	0	0	0
Balance as at December 31, 2006	**517 754**	**133 333**	**1 003 168**	**1 654 255**

(all amounts are quoted in PLN thousands, unless otherwise stated)

CASH FLOW STATEMENT

for 12 months and for 3 months ended on December 31, 2006 with comparable figures for the year 2005

	3 months ended on December 31, 2006	12 months ended on December 31, 2006	3 months ended on December 31, 2005	12 months ended on December 31, 2005
OPERATING ACTIVITY				
Gross profit (loss)	**35 103**	**74 546**	**59 888**	**99 751**
Adjustments:	**42 086**	**52 974**	**(62 477)**	**(26 457)**
Depreciation and amortization	29 544	109 632	25 349	100 733
(Gain) loss on foreign exchange differences	0	0	(609)	(10 877)
Interest and dividends	5 073	(4 357)	3 432	(7 495)
(Profit) loss on investing activity	(37 068)	(37 116)	(16 611)	(21 749)
Change in receivables and deferred and accrued expenses	45 429	(590)	18 257	(8 898)
Change in current liabilities, excluding loans and bank credits	24 586	11 547	(23 335)	5 409
Change in provisions	2 603	1 330	(8 610)	(33 423)
Change in inventories	648	758	901	2 782
Other adjustments	(28 729)	(28 230)	(61 251)	(52 939)
Cash from operating activity	**77 189**	**127 520**	**(2 589)**	**73 294**
Income tax (paid)/reimbursed	(28 293)	(18 329)	(983)	(2 665)
Net cash flow from operating activity	**48 896**	**109 191**	**(3 572)**	**70 629**
INVESTING ACTIVITY				
Sale of tangible fixed assets and intangible assets	40 879	41 801	27 386	31 757
Sale of investment property	0	0	0	1 700
Sale of group companies	0	0	0	2 015
Sale of short-term securities	15 000	245 416	161 287	590 680
Income from dividends	0	22 079	0	16 607
Income from interest	487	1 955	398	2 037
Repayment of loans granted	16 204	20 217	180	2 956
Other investing income	0	0	0	0
Expenditure on tangible fixed assets and intangibles	(43 382)	(153 825)	(31 753)	(81 394)
Expenditure on purchase of group companies	(13 838)	(13 838)	0	(80)
Expenditure on purchase of short-term securities	(4 995)	(225 110)	(118 007)	(560 195)
Granting of loans	(2 400)	(18 400)	(36)	(12 616)
Other investing expenses	0	0	0	(15)
Net cash flow from investing activity	**7 955**	**(79 705)**	**39 455**	**(6 548)**
FINANCING ACTIVITY				
Loans and borrowings obtained	11 889	61 541	274 339	274 339
Repayment of loans and borrowings	(39 392)	(39 593)	(243 964)	(244 165)
Payment of interest	(7 566)	(18 760)	(6 635)	(15 211)
Dividends and other payments to shareholders	0	(15 667)	0	(15 666)
Settlement of financial instruments	0	0	(37 438)	(37 438)
Other financial expenditure	0	0	(1 250)	(1 250)
Net cash flow from financing activity	**(35 069)**	**(12 479)**	**(14 948)**	**(39 391)**
Change in cash and cash equivalents	**21 782**	**17 007**	**20 935**	**24 690**
Cash and cash equivalents at the beginning of period	**31 468**	**36 243**	**15 308**	**11 553**
Cash and cash equivalents at the end of period	**53 250**	**53 250**	**36 243**	**36 243**

NOTES
TO THE CONDENSED STAND-ALONE INTERIM FINANCIAL STATEMENTS
OF ORBIS S.A.
AS AT DECEMBER 31, 2006 AND FOR 12 MONTHS ENDED DECEMBER 31, 2006

TABLE OF CONTENTS

1. BACKGROUND

The attached financial statements present the financial data of the Company Orbis S.A. with its corporate seat in Warsaw, at Bracka 16 street, 00-028 Warsaw, entered into the Register of Businesses kept by the District Court in Warsaw, XII Business Department of the National Court Register under the number KRS 22622. According to the Polish Classification of Business Activity [PKD], the Company's business operations are classified under section H, item 5510Z. On the regulated market, the Company's operations are classified as miscellaneous services. Orbis S.A. is Poland's largest hotel company that employs about 3,900 persons and operates a network of 47 hotels (9,117 rooms) in 28 major cities, towns and resorts in Poland. Moreover, Orbis S.A. manages two other hotels. Company hotels operate under the Sofitel, Novotel, Mercure, Holiday Inn, Orbis Hotels and Etap brands.

These condensed interim financial statements have been **prepared as at December 31, 2006 and for 12 months and for 3 months ended December 31, 2006** on the assumption that the company Orbis S.A. will continue as a going concern in the foreseeable future.

The attached condensed interim financial statements comply with the International Financial Reporting Standards approved by the European Union, issued and valid on the date of these financial statements, including the International Accounting Standard 34 "Interim Financial Reporting" (IAS 34).

The principal accounting polices applied in the preparation of the consolidated financial statements are set out in point 2.1 of the notes to the consolidated interim financial statements for the semi-annual period of 2006. These policies have been consistently applied to all the years presented in the financial statements. Changes as compared to formerly presented figures are to be found in note 10 to these financial statements.

The functional and presentation currency is the Polish Zloty. All financial figures are quoted in PLN thousand, unless otherwise stated.

The attached stand-alone interim financial statements of Orbis S.A. as at December 31, 2006 should be read in conjunction with the consolidated interim financial statements of the Orbis Group as at December 31, 2006.

2. IMPORTANT EVENTS AND FACTORS AFFECTING FINANCIAL PERFORMANCE OF THE COMPANY

2.1 Major events of the current quarter

Information concerning events of the current quarter that are of greatest significance for the Company is presented in point 2.1 of the condensed consolidated interim financial statements of the Orbis Group as at December 31, 2006 and for 12 months ended December 31, 2006.

2.2 Factors significant for the development of the Company

2.2.1 External factors

Information concerning macroeconomic situation has been provided in point 2.2.1 of the condensed consolidated interim financial statements.

2.2.2 Internal factors

Information concerning internal factors has been presented in point 2.2.2 of the condensed consolidated interim financial statements.

2.2.3 Prospects for the forthcoming quarter

Information on the Company's prospects has been presented in point 2.2.3 of the condensed consolidated interim financial statements.

3. INCOME STATEMENT OF THE COMPANY

3.1 Income statement of the Company

In PLN thousand	3 months ended Dec. 31,2006	3 months ended Dec.31, 2005	% change - 2006 versus 2005	12 months ended Dec.31, 2006	12 months ended Dec.31, 2005	% change - 2006 versus 2005
Net sales of products, merchandise and raw materials	144 806	125 534	15,35%	588 654	577 311	1,96%
% share in total revenues	77,37%	86,54%		88,74%	89,95%	
Cost of goods sold	(117 487)	(107 609)	9,18%	(432 400)	(432 645)	-0,06%
Selling and marketing costs	(15 085)	(12 364)	22,01%	(41 338)	(41 152)	0,45%
Administrative expenses	(28 564)	(25 231)	13,21%	(99 103)	(98 641)	0,47%
of which:						
-depreciation & amortization	(29 544)	(25 349)	16,55%	(109 632)	(100 733)	8,83%
- staff costs	(50 542)	(57 103)	-11,49%	(189 170)	(203 950)	-7,25%
- outsourced services	(38 761)	(33 220)	16,68%	(127 835)	(120 590)	6,01%
% share in total costs	89,97%	95,16%		93,02%	93,92%	
Other operating income	42 239	19 200	119,99%	73 961	63 397	16,66%
Other operating expenses	(11 944)	(2 531)	371,91%	(22 366)	(18 280)	22,35%
Adjusted operating profit (loss) - EBIT*	**13 965**	**(3 001)**	565,34%	**67 408**	**49 990**	34,84%
Revaluation of non-financial non-current assets	27 041	67 429		27 041	67 429	
Operating profit (loss) - EBIT	**41 006**	**64 428**	-36,35%	**94 449**	**117 419**	-19,56%
Profit (loss) on sale of subsidiaries, affiliates and associates	0	0		0	0	
Other finance income	112	319	-64,89%	711	1 087	-34,59%
Finance costs	(6 015)	(4 859)	23,79%	(20 614)	(18 755)	9,91%
Profit (loss) before tax	**35 103**	**59 888**	-41,39%	**74 546**	**99 751**	-25,27%
Income tax	(5 493)	(12 671)	-56,65%	(10 968)	(17 819)	-38,45%
Loss from discontinued operations						
Net profit (loss)	**29 610**	**47 217**	-37,29%	**63 578**	**81 932**	-22,40%
Adjusted EBIT margin (EBIT/Revenue)*	9,64%	-2,39%	-503,41%	11,45%	8,66%	32,24%
EBIT margin (EBIT/Revenues)	28,32%	51,32%	-44,82%	16,04%	20,34%	-21,11%
Adjusted EBITDA*	**43 509**	**22 348**	94,69%	**177 040**	**150 723**	17,46%
EBITDA	**70 550**	**89 777**	-21,42%	**204 081**	**218 152**	-6,45%
Adjusted EBITDA margin (EBITDA/Revenue)*	30,05%	17,80%	68,78%	30,08%	26,11%	15,20%
EBITDA margin (EBITDA/Revenues)	48,72%	71,52%	-31,87%	34,67%	37,79%	-8,25%

*Adjusted results are net of the amount of revaluation of non-financial non-current assets.

Comments on the results generated by Orbis S.A. in the 4th quarter of 2006 are presented in point 4.1 of the notes to the consolidated financial statements of the Orbis Group.

3.2 Seasonality or cyclicality of operations

Detailed presentation of the seasonal nature of hotel operations is presented in point 4.2 of the notes to the consolidated financial statements of the Orbis Group.

4. BALANCE SHEET OF THE COMPANY

in PLN thousand	As at Dec.31, 2006	As at Sept.30, 2006	% change in 3 months ended Dec.31, 2006	As at Dec. 31, 2005	% change in 12 months ended Dec.31, 2006
Non-current assets	2 040 693	1 997 935	2,14%	1 967 011	3,75%
% share in the balance sheet total	92,87%	91,82%		93,53%	
Current assets	156 752	178 078	-11,98%	136 106	15,17%
% share in the balance sheet total	7,13%	8,18%		6,47%	
TOTAL ASSETS	**2 197 445**	**2 176 013**	**0,98%**	**2 103 117**	**4,49%**
Equity	1 654 255	1 624 645	1,82%	1 606 344	2,98%
% share in the balance sheet total	75,28%	74,66%		76,38%	
Non-current liabilities	256 074	298 890	-14,33%	267 342	-4,21%
- of which: borrowings	225 305	264 755	-14,90%	234 717	-4,01%
% share in the balance sheet total	11,65%	13,74%		12,71%	
Current liabilities	287 116	252 478	13,72%	229 431	25,14%
- of which: borrowings	183 087	63 687	187,48%	40 835	348,36%
% share in the balance sheet total	13,07%	11,60%		10,91%	
TOTAL EQUITY AND LIABILITIES	**2 197 445**	**2 176 013**	**0,98%**	**2 103 117**	**4,49%**
Debt/total capital employed ratio	24,69%	20,22%		17,15%	
Debt ratio (total liabilities/total assets ratio)	24,72%	25,34%		23,62%	

4.1 Non-current assets

Owing to the nature of the Company's operations, the basic item of its non-current assets is property, plant and equipment accounting for 73.28% of total non-current assets. This item covers, first and foremost, hotel buildings, premises, civil and marine engineering objects as well as land and rights to perpetual usufruct of land. The 3.75% growth in non-current assets in the last 12 months results predominantly from planned modernizations of property, plant and equipment (the value being the result of the increase due to modernizations and decrease due to depreciation), and effects of assets impairment tests made as at the year-end.

4.2 Current assets

As at the end of the 4th quarter of 2006, current assets were dominated by other current receivables (48.19% share) composed among others of short-term loans granted to subsidiaries, prepayments, advances and receivables arising from public law regulations. The 5.45% decline in the share contributed by this item to total current assets as compared to the three quarters of 2006 has been brought about by a decline in prepaid tangible assets (as a number of large modernization projects carried out by the Company have come to an end), fall in taxes, grants, customs duties and social security receivable, as well as settlement of prepayments related to insurance, fees for perpetual usufruct of land, real property tax. The growth in this item's share in total assets by 9.93% as compared to 2005 was to a large extent attributable to the amount receivable under the payment of PLN 13,838 thousand made by Orbis S.A. towards the purchase of shares in Orbis Transport. The second most significant item is cash and cash equivalents (33.97% share) that grew as compared to the three quarters of 2006 (by 69.22%) and as compared to the corresponding period of the past year (by 46.92%). The said growth results, among others, from the fact that the bonds and repo transactions, maintained by the Company as investments of cash surpluses, were converted into cash and invested on more favorable terms. The next item is trade receivables, accounting for 14.69% of total current assets. The fall in this item as compared to the three quarters of 2006 follows from lower turnover from hotel activities in the 4th quarter, which results from seasonality of this type of business. Financial assets at fair value through profit or loss (securities – bonds) equaled zero as at December 31, 2006 as they had all been sold.

(all amounts are quoted in PLN thousand, unless otherwise stated)

4.3 Non-current liabilities

Traditionally, borrowings received (87.98% share) represent the most substantial item of non-current liabilities. The decline against the three quarters of 2006 resulted from the payment of a fixed-term bank borrowings installment of PLN 39,191 thousand. The second component is a provision for retirement benefit and other obligations, accounting for 12.02% of total non-current liabilities. As at the end of the year, this item was measured by an actuary and, consequently, it was lowered as compared to the figure for the three quarters of 2006 and as compared to the corresponding period the past year.

4.4 Current liabilities

Total value of current liabilities went up by 13.72% as compared to the three quarters of 2006, and by 25.14% as compared to December 31, 2005. The growth resulted from an increase in the item borrowings received (63.77% share) that grew by 187.48% against the three quarters of 2006 and by 348.36% against the corresponding period of past year. The growth in the borrowings item is attributable to conversion, in October 2006, of liabilities related to debt securities (bonds) with the value of PLN 109,619,868 into a 12-month loan from Hekon - Hotele Ekonomiczne S.A. The second most significant item is trade payables, its share in current liabilities grew by 9.98% as compared with the three quarters of 2006, and by 2.34% as compared to December 31, 2005. The next item, other current payables (13.65% share), includes such important lines as: tax, customs duties and social security payable, advances and downpayments. Other current payables went down by 74.72% as compared to the three quarters of 2006 and by 72.63% as compared to the corresponding period of past year, which was brought about by the above-described conversion of liabilities under debt securities into a loan.

4.5 Borrowings

Creditor	Amount of borrowings with maturity as at the balance sheet date, i.e. December 31, 2006		Current borrowings	Non-current borrowings	
	PLN	EUR		with maturity from 1 to 3 years	with maturity of over 3 years
loan BWE-24/ORB	665	0	665	0	0,00
fixed term credit facilities agreement with Bank Handlowy w Warszawie S.A. and Société Genérale S.A. Branch in Poland (Main Appointed Arrangers) and Bank Zachodni WBK S.A. and Calyon (Arrangers)	264 923	0	39 618	85 488	139 817
loans - Hekon Hotele Ekonomiczne S.A.	142 804	0	142 804	0	0
TOTAL :	408 392	0	183 087	85 488	139 817

(all amounts are quoted in PLN thousand, unless otherwise stated)

4.6 Changes in estimates of amounts

Titles for major changes	As at Dec.31,2006 (changes in 3 months of 2006)	As at Sept.30, 2006 (changes in 9 months of 2006)	% change in 3 months ended Dec.31, 2006	As at Dec. 31,2005 9changes in 3 months of 2005)	% change in 12 months ended Dec.31, 2006
DEFERRED TAX*					
Deferred tax provision and assets	**7 529**	**10 429**	**-27,81%**	**3 033**	**148,24%**
PROVISIONS FOR LIABILITIES					
1. Provision for jubilee awards and retirement obligations	**35 538**	**38 454**	**-7,58%**	**36 757**	**-3,32%**
- created	6 311	6 148		5 165	
- used	(1 849)	(3 245)		(5 579)	
- released	(7 378)	(1 206)			
2. Provision for liabilities arising from court litigations	**812**	**4**	**20200,00%**	**8**	**10050,00%**
- created	808			3	
- used		(4)		(29 000)	
- released				(5 072)	
3. Provision for restructuring costs	**5 752**	**1 042**	**452,02%**	**3 508**	**63,97%**
- created	5 752	24		3 508	
- used	(1 042)	(2 490)		(2 970)	
- released					
IMPAIRMENT OF ASSETS					
1. Impairment of financial non-current assets	**6 059**	**6 059**	**0,00%**	**6 059**	**0,00%**
- created					
- used					
- reversed					
2. Impairment of property, plant and equipment	**475 309**	**502 710**	**-5,45%**	**502 710**	**-5,45%**
- created	51 297			17 238	
- used	(78 338)			(84 472)	
- reversed	(360)			(11 589)	

*The deferred tax provision and assets are presented according to their final balance.

4.7 Contingent assets and liabilities, including sureties for borrowings or guarantees issued in the Orbis Group

No changes in contingent assets and liabilities were reported in the 4th quarter of 2006. As at December 31, 2006, contingent assets and liabilities are as follows:

Contingent liabilities:

Title	Beneficiary	Debtor/nature of relations	Validity date	Amount as at the balance sheet date	Change in amount in 3 months ended Dec.31, 2006	Financial terms and other remarks
Surety for liabilities of the company "Orbis Casino" Sp. z o.o. that may arise under the guarantee issued by the bank on the basis of the framework agreement no. 5/2005 dated Dec. 6, 2005	PKO BP SA	"Orbis Casino" Sp. z o.o. - associate	Dec. 6, 2008	2 000	0	Validity date correspods to the date of validity of declaration on submission to enforcement procedure. The term of the surety is indefinite.
Surety for liabilities of the company "Orbis Casino" Sp. z o.o. that may arise under the overdraft facility granted by the bank under agreement no. 270-1/10/RB/2005 dated Dec. 9, 2005, annex no. 1 of Dec. 4, 2006.	PKO BP SA	"Orbis Casino" Sp. z o.o. - associate	Dec. 8, 2008	2 000	0	Validity date correspods to the date of validity of declaration on submission to enforcement procedure. The term of the surety is indefinite.
Surety for liabilities of the company "Orbis Casino" Sp. z o.o. that may arise under the overdraft facility granted by the bank under agreement no. 202-129/3/II/11/2005 dated Dec. 22, 2005.	PKO BP SA	"Orbis Casino" Sp. z o.o. - associate	Dec. 31, 2012	1 000	0	Validity date as per date of validity of the declaration on submission to enforcement procedure. The term of the surety is indefinite.
			TOTAL:	**5 000**	**0**	
		of which: sureties for borrowings or guarantees issued within the group:		5 000		

5. CASH FLOWS IN THE COMPANY

In PLN thousand	3 months ended Dec.31, 2006	3 months ended Dec.31, 2005	% change - 2006 versus 2005	12 months ended Dec.31, 2006	12 months ended Dec.31, 2005	% change - 2006 versus 2005
Cash flows from operating activities	48 896	(3 572)	1468,87%	109 191	70 629	54,60%
Cash flows from investing activities	7 955	39 455	-79,84%	(79 705)	(6 548)	1117,24%
Cash flows from financing activities	(35 069)	(14 948)	134,61%	(12 479)	(39 391)	-68,32%
Total net cash flows	**21 782**	**20 935**	**4,05%**	**17 007**	**24 690**	**-31,12%**
Cash and cash equivalents at the end of period	53 250	36 243	46,92%	53 250	36 243	46,92%

5.1 Operating activities

In the 4th quarter of 2006, and in the entire year 2006 alike, the Company reported positive cash flows from operating activities, despite slightly lower gross profit for both these periods on a year-to-year basis. The most substantial positive adjustment of profit concerned depreciation/amortization, with the value being slightly higher than in the corresponding periods of past year. Moreover, a change in receivables and prepayements as well as a change in current liabilities, represented positive adjustments.

The most significant negative adjustment is the one related to the result on investing activities, significantly impacted by cash flows from the sale of the Monopol Hotel. "Other adjustments" are also negative and they eliminate the impact of revaluation of non-financial non-current assets.

There was no adjustment related to foreign exchange differences in 2006. Borrowings denominated in foreign currencies have been paid off, new ones are incurred in PLN.

5.2 Investing activities

Negative cash flows from investing activities in the entire 206 prove that Orbis S.A. got involved in quite a number of new investment projects (expenditure on property, plant and equipment, intangible assets). The loan granted to subsidiaries and transfer of funds for acquisition of shares in Orbis Transport amounting to PLN 13,838 thousand also exerted a considerable impact. At the same time, loans repaid by subsidiaries, dividends and sale of tangible assets are the main sources of proceeds from investing activities.
This year, a substantial decline was reported in the volume of traded securities.
In the 4th quarter of 2006, cash flows from investing activities were positive which results from a growth in income from the sale of property, plant and equipment and intangible assets due to the sale of the Monopol hotel in Wrocław.

5.3 Financing activities

The basic expenditure incurred in the 4th quarter of 2006 within the framework of financing activities, reflected in negative cash flows from these activities, was the repayment of an installment of tranche A of bank borrowings in the amount of PLN 39,191 thousand and repayment of PLN 201 thousand to BWE. During the year, the incurred expenditures will comprise also the dividend distributed to the shareholders of Orbis S.A. Proceeds in 2006 include new borrowings taken to finance the pursued financing activities (modernizations and construction of hotels).

6. STATEMENT OF CHANGES IN EQUITY AND DIVIDENDS

In PLN thousand	As at Dec.31, 2006	As at Sept.30, 2006	% change in 3 months ended Dec.31, 2006	As at Dec. 31, 2005	% change in 12 months ended Dec.31, 2006
Share capital	517 754	517 754	0,00%	517 754	0,00%
Other reserves	133 333	133 333	0,00%	133 333	0,00%
Retained earnings	1 003 168	973 558	3,04%	955 257	5,02%
Equity	**1 654 255**	**1 624 645**	**1,82%**	**1 606 344**	**2,98%**

The level of share capital has remained unchanged.

Amounts derived from the sale of Orbis S.A. shares above their nominal value and revaluations of investments are posted under other reserves. In the current quarter, other reserves did not change.

The change in retained earnings in the 4th quarter of 2006 was a result of the booking of net profit for the current financial period of PLN 29,610 thousand. In the entire year 2006, this item was impacted, besides the net profit for this year amounting to PLN 63,578 thousand, by the dividend distributed to Orbis S.A. shareholders.

Distributed dividends:

- Orbis S.A. – the dividend of PLN 15,667 thousand due to the Company's shareholders under Resolution of the Annual General Meeting of Shareholders of Orbis S.A. dated June 28, 2006. The dividend date was set for August 8, 2006, and the dividend payment date for August 25, 2006.

Received dividends:

- HEKON S.A. - the dividend of PLN 21,376 thousand gross due to Orbis S.A. under Resolution no. IV of the Annual General Meeting of the Company's Shareholders dated June 12, 2006 credited the account of Orbis S.A. on June 30, 2006.
- Orbis Kontrakty – the dividend of PLN 867 thousand gross due to Orbis S.A. under Resolution no. V of the Meeting of the Company's Shareholders dated June 28, 2006 credited the account of Orbis S.A. on July 31, 2006.

7. IMPACT OF NON-RECURRING AND ONE-OFF EVENTS

IMPACT OF LIQUIDATED HOTELS

The table below presents the results of hotels belonging to Orbis S.A. that were closed and sold in 2005. The objective is to highlight the impact these results exert on individual items of the income statement as at December 31, 2005 and as at December 31, 2006. These hotels include: Europejski hotel in Warsaw, Wanda hotel in Cracow, Reda hotel in Szczecin, Solec hotel in Warsaw, Tranzyt hotel in Częstochowa and Grand hotel in Sopot. Orbis S.A. results:

in PLN thousand	12 months ended Dec.31,2006	Elimination of results of closed hotels for 12 months ended Dec.31, 2006	12 months ended Dec.31, 2006, hotels' results excluded	12 months ended Dec.31, 2005	Elimination of results of closed hotels for 12 months ended Dec.31, 2005	12 months ended Dec.31, 2005, hotels' results excluded
Net sales of services, products, merchandise and raw materials	588 654	(6 467)	582 187	577 311	(29 162)	548 149
Cost of goods sold	(432 400)	3 726	(428 674)	(432 645)	24 787	(407 858)
Selling and marketing costs	(41 338)	242	(41 096)	(41 152)	915	(40 237)
Administrative expenses	(99 103)	892	(98 211)	(98 641)	4 838	(93 803)
Other operating income	73 961	(191)	73 770	63 397	(5 816)	57 581
Other operating expenses	(22 366)	4 751	(17 615)	(18 280)	8 487	(9 793)
Adjusted operating profit (loss) - EBIT*	**67 408**	**2 953**	**70 361**	**49 990**	**4 049**	**54 039**
Revaluation of non-financial non-current assets	27 041	0	27 041	67 429	0	67 429
Operating profit (loss) - EBIT	**94 449**	**2 953**	**97 402**	**117 419**	**4 049**	**121 468**
Profit (loss) on sale of subsidiaries, affiliates and associates	0	0	0	0	0	0
Other finance income	711	0	711	1 087	(4)	1 083
Finance costs	(20 614)	4	(20 610)	(18 755)	45	(18 710)
Profit (loss) before tax	**74 546**	**2 957**	**77 503**	**99 751**	**4 090**	**103 841**
Income tax	(10 968)	562	(10 406)	(17 819)	1 741	(16 078)
Net profit (loss)	**63 578**	**2 395**	**65 973**	**81 932**	**2 349**	**84 281**
Adjusted EBITDA*	**177 040**	**2 786**	**179 826**	**150 723**	**2 420**	**153 143**
EBITDA	**204 081**	**2 786**	**206 867**	**218 152**	**2 420**	**220 572**

*Adjusted results are net of the amount of revaluation of non-financial non-current assets.

NON-RECURRING AND ONE-OFF EVENTS

Below presented is the impact of the following non-recurring and one-off events on the financial results for 12 months ended December 31, 2006 and 2005:

1. sale of the Wanda hotel in Cracow for the amount of PLN 16,791 thousand (concerns 2005),
2. setting up of a provision for restructuring in the amount of PLN 3,508 thousand (concerns 2005) and PLN 5,752 thousand (concerns 2006),
3. incurred costs of termination benefits paid out due to employment restructuring - PLN 5,391 thousand (concerns 2005) and PLN 9,649 thousand (concerns 2006),
4. release of provision for the liabilities related to the dispute concerning the Europejski Hotel - PLN 5,072 thousand (concerns 2005),
5. cost of SWAP financial instruments, including their valuation - PLN 14,029 thousand (concerns 2005),
6. sale of the Monopol hotel in Wrocław, including the costs of liquidation, - PLN 34,650 thousand (concerns 2006),
7. revaluation of non-financial non-current assets – PLN 67,429 thousand (concerns 2005) and PLN 27,041 thousand (concerns 2006),
8. results of closed and sold hotels - PLN -2,349 thousand (concerns 2005) and PLN -2,395 thousand (concerns 2006).

The „pro forma" results on continuing operations determined by applying uniform criteria, excluding the effects of the above events, are as follows:

in PLN thousand	3 months ended Dec. 31, 2006	3 months ended Dec. 31, 2005	% change - 2006 versus 2005	12 months ended Dec. 31, 2006	12 months ended Dec. 31, 2005	% change - 2006 versus 2005
Net profit (loss) on all operations	**29 610**	**47 217**	**-37,29%**	**63 578**	**81 932**	**-22,40%**
1. sale of Wanda hotel in Cracow*		(13 601)			(13 601)	
2. setting up of provision for restructuring	5 728	3 508		5 752	3 508	
3. costs incurred on account of employment restructuring *	4 908			7 816	4 367	
4.release of provision for costs related to HESA					(5 072)	
5. SWAP cost and valuation		892			14 029	
6. sale of Monopol hotel in Wrocław, including costs of liquidation*	(28 067)			(28 067)		
7. revaluation of non-financial non-current assets	(27 041)	(67 429)		(27 041)	(67 429)	
8. results of closed and sold hotels*	440	4 474		2 395	2 349	
Net "pro forma" profit (loss) on continuing operations	**(14 422)**	**(24 939)**	**-42,17%**	**24 433**	**20 083**	**21,66%**

* including the effects in the corporate income tax

8. ISSUANCES, REPURCHASES AND REPAYMENTS OF DEBT AND EQUITY SECURITIES

No issuances, repurchases and repayments of debt and equity securities occurred in the period covered by these financial statements.

9. RELATED PARTY TRANSACTIONS

In the period of 12 months of 2006, Orbis S.A. executed the following significant transactions with related parties:

- with Societe d'Exploitation HOTEK POLSKA sp. z o.o. (a company related to Accor S.A.) – revenues amounted to PLN 1,867 thousand, including PLN 1,793 thousand under the management contract, while expenses totaled PLN 11,041 thousand, including PLN 10,929 thousand as license fee. Receivables under these transactions amounted to PLN 403 thousand, while payables to PLN 3,301 thousand. In the period of 12 months of 2005, revenues amounted to PLN 760 thousand, including PLN 742 thousand under the management contract, while expenses totaled PLN 9,976 thousand, including PLN 9,824 thousand as license fee. Receivables amounted to PLN 200 thousand, while payables to PLN 2,748 thousand.
- with Accor Centres de Contacts Clients (a company related to Accor S.A.), costs of access to the reservation services system amounted to PLN 1,506 thousand, and no payables were recognized in this period. In the 12 months of 2005, expenses amounted to PLN 1,346 thousand, while the payables to PLN 310 thousand..

The most significant transactions between the parties related within the Orbis Group with the value in excess of EUR 500 thousand, executed in the period of four quarters of the current year, included:

- loan of PLN 20 million and PLN 12 million extended to Orbis S.A. by Hekon Hotele Ekonomiczne S.A.; on September 21, 2006 an annex was executed concerning extension of the date of repayment from 6 to 18 months as from the date on which the loan was granted (March 24, 2006),
- loan of PLN 110 million extended to Orbis S.A. by Hekon Hotele Ekonomiczne S.A.;
- set-ff of Hekon Hotele Ekonomiczne S.A.'s debt amounting to PLN 110 million against Orbis S.A.'s debt on account of disbursement of funds under the loan with the same value,
- loans of PLN 10 million and PLN 2 million extended to Orbis Transport Sp. z o.o. by Orbis S.A.. The company's debt towards Orbis S.A. amounted to PLN 28.2 million as at the end of period,
- loans of PLN 4 million and PLN 2.4 million extended to PBP Orbis Sp. z o.o. by Orbis S.A.. The company's debt towards Orbis S.A. amounted to PLN 2.4 million as at the end of period.

(all amounts are quoted in PLN thousand, unless otherwise stated)

No transactions involving transfer of rights and obligations, either free of charge or against consideration, were executed between the Company and related parties:

a) members of the Management Board or Supervisory Board of Orbis S.A.,
b) spouses, next-of-kin or relatives of the first and second degree of members of the Management Board and Supervisory Board of Orbis S.A., its subsidiaries and associates,
c) persons linked by a relation of guardianship, adoption or custody with members of the Management Board and Supervisory Board of Orbis S.A., its subsidiaries and associates.

10. CHANGES IN ACCOUNTING POLICIES

Full presentation of Orbis S.A. accounting policies, applicable as from January 1, 2005, is provided in point 2.1 of the notes to the consolidated interim financial statements of the Orbis Group as at June 30, 2006.

The differences between the figures disclosed in the balance sheet for 12 months ended December 31, 2005 presented in these condensed interim financial statements and the condensed interim financial statements as at December 31 and for 12 months ended December 31, 2005 and for 9 months ended September 30, 2006 presented in these condensed interim financial statements and the condensed interim financial statements as at September 30 and for 9 months ended September 30, 2006 and their impact on the result for figures covering 12 months of 2005 and 9 months of 2006, are set out below, together with explanations.

Changes in Income Statement as at December 31, 2005:

INCOME STATEMENT	12 months ended Dec.31, 2005 published figures		Differences	12 months ended Dec.31, 2005 current figures
Gross profit (loss) on sales	142 005	1.	2661	144 666
Profit (loss) from operating activities	117 419		0	117 419
Net profit (loss) for the financial year	81 932		0	81 932

	INCOME STATEMENT	
1.	Reclassification of income from trade mark from other operating income to sales of raw materials and merchandise	2 661

Changes in Balance Sheet as at September 30, 2006:

	As at Sep.30, 2006 published figures		Differences	As at Sep.30, 2006 current figures
BALANCE SHEET				
Non-current assets	1 997 935		0	1 967 011
Current assets	174 800	1.	3 278	136 106
Total assets	2 172 735		3 278	2 176 013
Equity	1 624 645		0	1624 645
Non-current liabilities	298 890		0	298 890
Current liabilities	249 200	1.	3 278	252 478
Total equity and liabilities	2 172 735		3 278	2 176 013

(all amounts are quoted in PLN thousand, unless otherwise stated)

BALANCE SHEET

1.	Adjustment of presentation of Accor license	3 278

11. EVENTS AFTER THE BALANCE SHEET DATE

The event after the balance sheet date is described in point 12 of the condensed consolidated interim financial statements as at December 31, 2006 and for 12 months ended December 31, 2006.

12. SHAREHOLDERS

As at February 28, 2007, the value of the share capital of Orbis S.A. amounts to PLN 517,754 thousand and comprises of 46,077,008 shares. Shareholders who hold, directly or indirectly through their subsidiaries, at least 5% of the total number of voting rights at the General Meeting of Shareholders, determined according to the holding of shares and their percentage share in the share capital as at February 28, 2007, disclosed in the notifications submitted to the Company under Article 69 of the Act on Public Offering, Conditions Governing the Introduction of Financial Instruments to Organized Trading, and Public Companies include:

Shareholder	No. of shares held as at Feb. 28, 2007 (no. of voting rights at the GM)	% share in share capital as at Feb. 28, 2007 (% share in total no. of voting rights at the GM)	Change in the structure of ownership of major blocks of shares from Nov. 15, 2006 to Feb. 28, 2007 (since submission of last interim financial statements)
Accor S.A.:	18 698 000	40,57%	
[including a subsidiary of Accor S.A. - Société d'Exploitation HOTEK POLSKA Sp. z o.o.]:	2 303 849	4,99%	
ING Nationale Nederlanden Polska Otwarty Fundusz Emerytalny:	2 715 009	5,89%	
BZ WBK AIB Asset Management S.A. - customers under management contracts, investment funds BZ WBK Towarzystwo Funduszy Inwestycyjnych S.A.:	7 524 757	16,33%	+4,16%
Commercial Union OFE BPH CU WBK:	2 338 652	5,08%	

13. CHANGES IN THE HOLDING OF ISSUER'S SHARES BY MANAGING AND SUPERVISING PERSONS IN THE PERIOD SINCE THE LAST QUARTERLY REPORT

No changes have occurred in respect of the holding of Orbis S.A. shares by managing and supervising person since the date of submission of the last quarterly report.

As at February 28, 2007, members of the Management Board held the following shares in Orbis S.A.:

1. Jean Philippe Savoye - President of the Management Board
   holds 5,000 shares of Orbis S.A.
2. Krzysztof Andrzej Gerula - First Vice-President of the Management Board
   holds 2,607 shares of Orbis S.A.
3. Ireneusz Andrzej Węglowski - Vice-President of the Management Board
   holds 3,000 shares of Orbis S.A.
4. Yannick Yvon Rouvrais - Member of the Management Board
   does not hold any Orbis S.A. shares
5. Alain Billy - Member of the Management Board
   does not hold any Orbis S.A. shares

(all amounts are quoted in PLN thousand, unless otherwise stated)

As at February 28, 2007, members of the Supervisory Board held the following shares in Orbis S.A.:

1. Claude Moscheni
   does not hold any Orbis S.A. shares
2. Erez Boniel
   does not hold any Orbis S.A. shares
3. Sabina Czepielinda
   holds 268 Orbis S.A. shares
   acquired in 1998 free of charge (employee shares)
4. Michael Flaxman
   does not hold any Orbis S.A. shares
5. Christophe Guillemot
   does not hold any Orbis S.A. shares
6. Michael Harvey
   does not hold any Orbis S.A. shares
7. Andrzej Przytuła
   does not hold any Orbis S.A. shares
8. Janusz Rożdżyński
   does not hold any Orbis S.A. shares
9. Denys Sappey
   does not hold any Orbis S.A. shares

14. LITIGATION PENDING BEFORE COURTS, ARBITRATION OR PUBLIC ADMINISTRATION BODIES

Description of major litigations pending before courts, arbitration or public administration bodies is provided in point 15 of the notes to the consolidated interim financial statements.


END